Exhibit 2.1

STOCK PURCHASE AGREEMENT

Dated as of June 17, 2002

Between

MILACRON INC.

And

Sandvik AB

GLOSSARY OF DEFINED TERMS

Definition	Location of Defined Terms

Acquired Company	Recitals
Acquired Company Benefit Plans	Section 2.14(a)
Acquired Company Commonly Controlled Entity	Section 2.14(c)
Acquired Company Contracts	Section 2.10(b)
Acquired Company Insurance Policies	Section 4.01(b)
Acquired Company Intellectual Property	Section 2.09(a)
Acquired Company License	Section 2.09(a)
Acquired Company Material Adverse Effect	Section 9.05(b)
Acquired Company Property	Section 2.08 (a)
Acquired Company Proprietary Information	Section 2.09(a)
Acquired Company Registrations	Section 2.09(a)
Acquired Company Subsidiary Shares	Section 2.05
Acquisition	Section 1.01
Actions	Section 4.14 (a)
Adjusted Purchase Price	Section 1.04(c)
Affected Employee	Section 4.06(a)
affiliate	Section 9.05(b)
Ancillary Agreements	Section 2.03
Applicable Law	Section 2.04
Articles	Section 9.05(a)
Available Policies and Programs	Section 7.07
Benefit Plans	Section 2.14(a)
Business	Section 8.02
business day	Section 9.05(b)
Closing	Section 1.02
Closing Date	Section 1.02
Closing Net Assets	Section 1.04(a)
COBRA	Section 4.06(e)(ii)
Code	Section 2.12(a)
Confidentiality Agreement	Section 4.03
Consent	Section 2.04
Contract	Section 2.04
Designated Amount	Section 4.07 (j)(iii)
Designated Employee	Section 4.06(a)
DOJ	Section 4.04(b)
Elections	Section 4.07(i)
Environmental Cap	Section 7.06(a)(iv)
Environmental Laws	Section 2.15(b)
Environmental Losses	Section 7.06(a)(iv)
ERISA	Section 2.06(a)
Excluded Liabilities	Section 9.05(b)
Exhibits	Section 9.05(a)
Financial Statements	Section 2.16
Financing	Section 3.06
Foreign Plans	Section 2.14(f)
Form 8023	Section 4.07(j)
FTC	Section 4.04(b)
General Cap	Section 7.06(a)(iii)
GAAP	Section 2.16
Governmental Entity	Section 2.04
Guarantees	Section 4.11
Hazardous Substance	Section 2.15(b)
HIPAA	Section 4.06(e)(ii)
HSR Act	Section 2.04
including	Section 9.05(b)
Income Tax	Section 2.12(a)
Income Taxes	Section 2.12(a)
Indemnified Party	Section 7.04(a)(i)
Indemnifying Party	Section 7.04(a)(i)
Independent Expert	Section 1.04(b)(2)
Insurance Policies	Section 4.01(b)
Intellectual Property	Section 2.09(a)
Intellectual Property Rights	Section 2.09(a)
IRS	Section 2.06(a)
Judgment	Section 2.04
knowledge	Section 9.05(b)
Leased Property	Section 2.08(a)
LIBOR	Section 9.05(b)
License Agreement	Section 4.10
Liens	Section 2.07(a)
Losses	Section 7.02
Marks	Section 2.09(a)
MSF	Section 4.15
MSF Bonds	Section 4.15
MSF Indenture	Section 4.15
Names	Section 4.10
Net Assets	Section 1.04(d)
Non-U.S. Subsidiary Purchase Price	Section 1.01
Notice of Objection	Section 1.04(b)(1)
Offsite Cap	Section 7.06(a)(iii)
Offsite Environmental Losses	Section 7.02
Owned Property	Section 2.08(a)
Patents	Section 2.09(a)
Pension Plan	Section 2.06(a)
Permits	Section 2.11
Permitted Liens	Section 2.07(a)
Permitted Indebtedness	Section 4.16(c)
person	Section 9.05(b)
PHH	Section 4.04(c)
Post-Closing Tax Period	Section 2.12(a)
Pre-Closing Tax Period	Section 2.12(a)
Proceeding	Section 2.13
Proprietary Information	Section 2.09(a)
Purchase Price	Section 1.01
Purchase Price Adjustment Payment Date	Section 4.16(b)
Purchaser	Preamble
Purchaser Cafeteria Plan	Section 4.06(f)
Purchaser 401(k) Plan	Section 4.06(d)(i)
Purchaser Indemnitees	Section 7.01(a)
Purchaser Material Adverse Effect	Section 3.01
Purchaser Tax Act	Section 7.01(a)
Purchaser Welfare Plans	Section 4.06(e)(i)
Receivables Facility	Section 4.15
Reference Net Assets	Section 1.04(c)
Reference Statement	Section 2.16
Release	Section 2.15(b)
Retained Actions	Section 4.14(b)
Schedules	Section 9.05(a)
Sections	Section 9.05(a)
Security Agreement	Section 4.15
Seller	Preamble
Seller Benefit Plans	Section 2.06(a)
Seller Cafeteria Plan	Section 4.06(f)
Seller Entities	Section 4.11
Seller Indemnitees	Section 7.01(b)
Seller Insurance Policies	Section 4.01(b)
Seller 401(k) Plan	Section 4.06(d)(i)
Shares	Recitals
Software	Section 2.09(a)
Special Cap	Section 7.06(a)(iii)
Special Taxes	Section 4.07(j)(iii)
Statement	Section 1.04(a)
Stock Pledge Agreement	Section 4.15
Straddle Period	Section 4.07(b)(i)
subsidiary	Section 9.05(b)
Subsidiary Shares	Section 2.05
Supply Agreements	Section 4.17(b)
Tax	Section 2.12(a)
Tax Claim	Section 7.04(b)(i)
Tax Indemnified Party	Section 7.04(b)(i)
Tax Indemnifying Party	Section 7.04(b)(i)
Tax Return	Section 2.12(a)
Taxes	Section 2.12(a)
Taxing Authority	Section 2.12(a)
Third Party Claim	Section 7.04(a)(i)
Third Party Environmental Claim	Section 7.04(a)(i)
Third Party Intellectual Property	Section 2.09(a)
Third Party Intellectual Property Rights	Section 2.09(a)
Third Party License	Section 2.09(a)
Third Party Proprietary Information	Section 2.09(a)
Total Assets	Section 1.04(d)
Total Liabilities	Section 1.04(d)
TRA	Section 2.06(b)
Transfer Taxes	Section 2.12(a)
Treasury Regulations	Section 4.07(i)
U.S. dollar	Section 9.05(b)
WARN	Section 2.19(f)
Welfare Plan	Section 2.06(a)
Workers' Compensation Event	Section 4.06(h)

STOCK PURCHASE AGREEMENT

       STOCK PURCHASE AGREEMENT dated as of June 17, 2002 between MILACRON INC., a Delaware corporation ("Seller"), and SANDVIK AB, a company organized under the laws of Sweden ("Purchaser").

       WHEREAS Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, all the issued and outstanding shares of common stock, no par value (the "Shares"), of Valenite Inc., a Delaware corporation and a direct wholly owned subsidiary of Seller (the "Acquired Company").

       NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein the parties hereby agree as follows:

ARTICLE I
Purchase and Sale of the Shares; Closing;
and Post-Closing Purchase Price Adjustment

       SECTION 1.01. Purchase and Sale of the Shares. On the terms and subject to the conditions of this Agreement, at the Closing (as defined in Section 1.02), (i) Seller shall sell, transfer and deliver to Purchaser or a direct or indirect wholly owned subsidiary of Purchaser designated in writing by Purchaser to Seller at least five business days before the Closing Date (such designee, if any, together with Sandvik AB, shall be the "Purchaser" hereafter in this Agreement), and Purchaser shall purchase from Seller, the Shares for an aggregate purchase price of $175,000,000 (the "Purchase Price"). The Purchase Price shall be subject to adjustment as provided in Section 1.04. Purchaser shall pay an amount equal to the Purchase Price (less the Non-U.S. Subsidiary Purchase Price (as defined in this Section 1.01)) to Seller on the Closing Date by wire transfer of immediately available funds to an account designated in writing by Seller to Purchaser at least two business days before the Closing Date. At least 15 business days before the Closing, Purchaser, at its option, may designate one or more of its direct or indirect wholly owned subsidiaries as the purchaser of any direct or indirect subsidiary of the Acquired Company incorporated in a non-U.S. jurisdiction and a separate closing with respect to the transfer of the shares of such subsidiary (which closing shall be solely at Purchaser's cost and expense) shall take place on the Closing Date, but prior to the Closing, at an agreed-upon location, which may be in the jurisdiction of incorporation of such subsidiary. In connection with any such separate subsidiary closing, Purchaser shall, at such closing, pay to the Acquired Company or its designee by wire transfer of immediately available funds to an account designated in writing by Seller to Purchaser an amount equal to the portion of the Purchase Price allocated to such non-U.S. subsidiary pursuant to Section 4.07(j)(i) (the aggregate of all such payments in connection with such separate subsidiary closings, collectively the "Non-U.S. Subsidiary Purchase Price"). Notwithstanding anything to the contrary contained elsewhere in this Agreement, prior to the Closing, Seller shall receive from the Acquired Company or such designee, if any, immediately available funds in an amount equal to the Non-U.S. Subsidiary Purchase Price, reflecting all actual payments made by Purchaser to the Acquired Company or such designee, if any, pursuant to this Section 1.01. The purchase and sale of the Shares is referred to in this Agreement as the "Acquisition".

       SECTION 1.02. Closing Date. The closing of the Acquisition (the "Closing") shall take place at the offices of Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019, at 10:00 a.m. on the first Friday that is a business day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 5.01, or, if on such day any other condition set forth in Article V has not been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefit thereof), as soon as practicable after all the conditions set forth in Article V have been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefit thereof), or at such other place, time and date as may be agreed by Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date". The Closing shall be deemed to be effective as of the close of business on the Closing Date.

       SECTION 1.03. Transactions To Be Effected at the Closing. At the Closing:

        (a) Seller shall deliver to Purchaser (i) certificates representing the Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer tax stamps affixed, (ii) appropriately executed counterparts of the Supply Agreements (as defined in Section 4.17(b)), (iii) an appropriately executed certificate certifying that the Acquisition is exempt from withholding pursuant to the Foreign Investment in Real Property Tax Act (in the form attached hereto as Exhibit A) and (iv) such other documents, instruments or certificates that may be required by this Agreement or as Purchaser and Seller may agree; and

       (b) Purchaser shall deliver to Seller (i) in the manner set forth in Section 1.01, immediately available funds in an amount equal to the Purchase Price (less the Non-U.S. Subsidiary Purchase Price previously paid by Purchaser and received by Seller), (ii) appropriately executed counterparts of the Supply Agreements and (iii) such other documents, instruments or certificates that may be required by this Agreement or as Purchaser and Seller may agree.

       SECTION 1.04. Post-Closing Purchase Price Adjustment. (a) The Statement. Within 60 days after the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the "Statement"), setting forth Net Assets (as defined in Section 1.04(d)) as of the close of business on the Closing Date ("Closing Net Assets") determined in accordance with the accounting principles, practices, methodologies and policies used in the preparation of the Reference Statement (as defined in Section 2.16), except as provided in Schedule 1.04. After the Closing Date at Seller's request, Purchaser shall assist, and shall cause the Acquired Company and its subsidiaries (as defined in Section 9.05(b)) to assist Seller and its representatives in the preparation of the Statement and shall provide Seller and its representatives any information reasonably requested and shall provide them access at all reasonable times during regular business hours and upon reasonable notice to the management-level personnel, properties, books and records of the Acquired Company and its subsidiaries for such purpose.

        (b) Objections; Resolution of Disputes. (1) Unless Purchaser notifies Seller in writing within 30 days after Seller's delivery of the Statement of any objection to any component of the computation of Closing Net Assets set forth therein (the "Notice of Objection"), such computation shall be final and binding. During such 30-day period Purchaser and its representatives shall be permitted to review the working papers of Seller relating to the Statement and all other relevant books and records of the Acquired Company and its subsidiaries relating to the Statement in Seller's possession. Any Notice of Objection shall specify in reasonable detail the basis for the objections set forth therein. Any Notice of Objection shall include only objections based on (i) mathematical errors in the computation of Closing Net Assets or (ii) Closing Net Assets not having been calculated in accordance with the consistent application of the accounting principles, practices, methodologies and policies used in the preparation of the Reference Statement (after taking into consideration the provisions of Schedule 1.04). Seller and Purchaser acknowledge that (i) the sole purpose of the determination of Closing Net Assets is to adjust the Purchase Price so as to reflect the change in Net Assets from December 31, 2001, to the Closing Date and (ii) such change is to be measured on a totally consistent basis so that the calculation is to be done using the same accounting principles, practices, methodologies and policies used in the preparation of the Reference Statement, except as provided in Schedule 1.04.

       (2) If Purchaser provides the Notice of Objection to Seller within such 30-day period, Purchaser and Seller shall, during the 30-day period following Seller's receipt of the Notice of Objection, attempt in good faith to resolve Purchaser's objections. During such 30-day period, Seller and its representatives shall be permitted to review the working papers of Purchaser and its representatives relating to the Notice of Objection and the basis therefor. If Purchaser and Seller are unable to resolve all such objections within such 30-day period, the matters remaining in dispute shall be submitted to an internationally recognized public accounting firm mutually agreed upon by Purchaser and Seller (or, if Purchaser and Seller are unable to so agree within 10 days after the end of such 30-day period, then Purchaser and Seller shall each select within five days after the end of such 10-day period such a firm and such firms shall jointly select a third internationally recognized firm within five days of themselves being selected to resolve the disputed matters (such determining firm being the "Independent Expert")). The parties shall instruct the Independent Expert to render its reasoned written decision, which shall be based solely on presentations by Seller and Purchaser and not on an independent review, as promptly as practicable but in no event later than 60 days after its selection. The resolution of disputed items by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover. The fees and expenses of the Independent Expert shall be borne 50% by Purchaser and 50% by Seller. After final determination of Closing Net Assets, Purchaser shall have no further right to make any claims against Seller in respect of any element of Closing Net Assets that Purchaser raised, or could have raised, in the Notice of Objection.

        (c) Adjustment Payment. The Purchase Price shall be increased by the amount by which Closing Net Assets exceed $103,676,000 (the "Reference Net Assets"), and the Purchase Price shall be decreased by the amount by which Closing Net Assets are less than the Reference Net Assets (the Purchase Price as so increased or decreased being hereinafter called the "Adjusted Purchase Price"). Within 10 days after Closing Net Assets have been finally determined in accordance with Section 1.04(b), (i) if the Purchase Price is less than the Adjusted Purchase Price, Purchaser shall pay to Seller an amount equal to such difference, together with interest thereon at a rate equal to LIBOR (as defined in Section 9.05(b)), calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment, and (ii) if the Purchase Price is greater than the Adjusted Purchase Price, Seller shall pay to Purchaser an amount equal to such difference, together with interest thereon at a rate equal to LIBOR, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment. Any such payment hereunder shall be made by wire transfer of immediately available funds to an account designated in writing by Purchaser or Seller, as the case may be.

       (d) Net Assets. The term "Net Assets" means Total Assets minus Total Liabilities. The terms "Total Assets" and "Total Liabilities" mean the total assets and total liabilities, respectively, of the Acquired Company and its subsidiaries, calculated in the same way, using the same accounting principles, practices, methodologies and policies, as the line items comprising total assets and total liabilities, respectively, on the Reference Statement (except as provided in Schedule 1.04); provided, however, that Total Assets and Total Liabilities shall be adjusted to the extent necessary so as to exclude any purchase accounting adjustments to the accounting books and records for financial reporting purposes which may be recorded by the Acquired Company or any of its subsidiaries as a result of the transactions contemplated by this Agreement. For purposes of the preparation of the Statement, Total Assets and Total Liabilities that are denominated in foreign currencies shall be translated into U.S. dollars using the exchange rates for the applicable foreign currencies as of December 20, 2001, as reported in The Wall Street Journal, Northeastern edition.

       (e) Post-Closing Books and Records. Except for (i) the consummation of the Closing and (ii) for the avoidance of doubt, the tax elections described in Section 4.07(i), Purchaser and Seller agree that on the Closing Date itself the Acquired Company shall, and shall cause its subsidiaries to, conduct their respective businesses in the ordinary course in a manner substantially consistent with past practice. Following the Closing, Purchaser shall not take any action with respect to the accounting books and records of the Acquired Company or any of its subsidiaries on which the Statement is to be based that are not consistent with the past practices of the Acquired Company and its subsidiaries and which would affect the Reference Statement or the Statement. Without limiting the generality of the foregoing, no changes shall be made in any reserve or other account existing as of the date of the Reference Statement which would affect the Reference Statement or the Statement except as a result of events occurring after the date of the Reference Statement and, in such event, only in a manner consistent with the past practices of the Acquired Company and its subsidiaries.

ARTICLE II
Representations and Warranties of Seller

       Seller hereby represents and warrants to Purchaser as follows (it being understood that for purposes of the following representations and warranties it is assumed that the transactions contemplated in Schedule 4.18 have been authorized by Seller and consummated as of the date hereof):

       SECTION 2.01. Organization and Standing. Seller is validly existing and in good standing under the laws of the State of Delaware. The Acquired Company and each of its subsidiaries is validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, which jurisdiction is set forth opposite its name on Schedule 2.01. The Acquired Company and each of its subsidiaries has full corporate power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as currently conducted. The Acquired Company and each of its subsidiaries is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties makes such qualification necessary, except for such jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have a material adverse effect on the business of the Acquired Company or such subsidiary as currently conducted.

       SECTION 2.02. Capital Stock of the Acquired Company and its Subsidiaries. (a) Schedule 2.02 sets forth, for the Acquired Company and each of its subsidiaries, to the extent applicable thereto, (i) the amount of its authorized capital stock, (ii) the par value of such capital stock, (iii) the number of shares of capital stock issued and outstanding as of the date of this Agreement and (iv) the record owners of all outstanding capital stock. Except for the Shares, there are no shares of capital stock or other equity securities of the Acquired Company issued, reserved for issuance or outstanding. Except as set forth in Schedule 2.02, there are no shares of capital stock or other equity securities of any subsidiary of the Acquired Company issued, reserved for issuance or outstanding. The Shares and the shares of capital stock of the subsidiaries of the Acquired Company are duly authorized, validly issued, fully paid and, to the extent such term is applicable thereto, non-assessable. There are no outstanding (x) contractual obligations of the Acquired Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Acquired Company or a subsidiary of the Acquired Company or (y) options, warrants, convertible securities, subscriptions or other commitments or rights to acquire any shares of capital stock of the Acquired Company or any of its subsidiaries.

       (b) Except for the ownership interests set forth in Schedule 2.02, neither the Acquired Company nor any of its subsidiaries owns, directly or indirectly, any capital stock or ordinary shares of or other equity interests in any corporation, partnership or other person (as defined in Section 9.05(b)) or is a member of or participant in any partnership, joint venture or similar person.

       SECTION 2.03. Authority; Execution and Delivery; Enforceability. Seller has full corporate power and authority to execute this Agreement and the other agreements and instruments executed and delivered in connection with this Agreement (the "Ancillary Agreements") to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and the Ancillary Agreements. Seller has taken all corporate action required to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to authorize the consummation of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and the Ancillary Agreements. Seller has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms.

        SECTION 2.04. No Conflicts or Violations; No Consents or Approvals Required. Except as set forth in Schedule 2.04, the execution and delivery by Seller of this Agreement do not, the execution and delivery by Seller of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and the Ancillary Agreements will not conflict with, or result in (a) any breach of or constitute a default under, or result in the creation of any Lien (as defined in Section 2.07(a)) upon any of the properties or assets of Seller, the Acquired Company or any of their respective subsidiaries under, any provision of, in the case of Seller, its Restated Certificate of Incorporation or By-laws, as amended to the date of this Agreement, and, in the case of the Acquired Company and its subsidiaries, their comparable organizational documents or (b) any material breach of or constitute a material default under, or result in the creation of any material Lien upon any of the properties or assets of Seller, the Acquired Company or any of their respective subsidiaries under, any provision of (i) any material contract, agreement or other legally binding instrument (such contract, agreement or other legally binding instrument, whether or not material, a "Contract") to which Seller, the Acquired Company or any of their respective subsidiaries is a party or by which any of their respective properties or assets is bound, including the Acquired Company Contracts (as defined in Section 2.10(b)) and the Acquired Company Licenses and Third Party Licenses (each as defined in Section 2.09(a)) or (ii) any judgment, order or decree (a "Judgment") or material statute, law, ordinance, rule or regulation (such statute, law, ordinance, rule or regulation, whether or not material, an "Applicable Law") applicable to Seller, the Acquired Company or any of their respective subsidiaries or their respective properties or assets. No consent, approval or authorization ("Consent") of, or registration, declaration or filing with, any Federal, state, local, international or foreign court of competent jurisdiction, governmental agency, authority, instrumentality or regulatory body, including any authority, body or division of the European Union (a "Governmental Entity"), is required to be obtained or made by or with respect to Seller, the Acquired Company or any of their respective subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition and the other transactions contemplated by this Agreement (other than the transactions contemplated in Schedule 4.18), other than (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any other applicable competition, antitrust or similar laws or regulations, (B) compliance with and filings and notifications under applicable Environmental Laws (as defined in Section 2.15(b)), (C) those that may be required solely by reason of Purchaser's (as opposed to any other third party's) participation in the Acquisition and the other transactions contemplated hereby and by the Ancillary Agreements and (D) those the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business of the Acquired Company and its subsidiaries as currently conducted.

       SECTION 2.05. The Shares. Seller has good and valid title to the Shares, free and clear of all Liens, except for Liens as are set forth in Schedule 2.05. The Acquired Company has good and valid title to all the outstanding shares of capital stock of each of its subsidiaries (the "Acquired Company Subsidiary Shares"), free and clear of all Liens, except for such Liens as are set forth in Schedule 2.05. Each subsidiary of the Acquired Company has good and valid title to all the outstanding shares of capital stock of each of its subsidiaries, if any (such shares, together with the Acquired Company Subsidiary Shares, the "Subsidiary Shares"), free and clear of all Liens, except for such Liens as are set forth in Schedule 2.05. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Shares and the Lien in and upon the Shares pursuant to the Stock Pledge Agreement (as defined in Section 4.15) has been released, upon delivery to Purchaser at the Closing of certificates representing the Shares, duly endorsed by Seller for transfer to Purchaser and upon Seller's receipt of the Purchase Price on the Closing Date, good and valid title to the Shares will pass to Purchaser, free and clear of any Liens, other than those arising from acts of Purchaser or its affiliates (as defined in Section 9.05(b)). Except as set forth in Schedule 2.05 and other than this Agreement, neither the Shares nor the Subsidiary Shares are subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Shares or the Subsidiary Shares.

       SECTION 2.06. Seller Benefit Plans. (a) Schedule 2.06 includes a list of each "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (a "Pension Plan"), material "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) (a "Welfare Plan") and each other material employment, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, phantom stock, performance, retirement, thrift, savings, stock bonus, paid time off, perquisite, fringe benefit, vacation, severance, disability, death benefit, hospitalization, medical, welfare benefit or other plan or program, in each case maintained or contributed to, or required to be maintained or contributed to, by Seller or any of its subsidiaries (other than solely by the Acquired Company or any of its subsidiaries, but including all plans and programs to which the Acquired Company or any of its subsidiaries contributes as a participating employer, which plans and programs are separately identified on Schedule 2.06) for the benefit of any present or former directors, officers or employees of the Acquired Company or any of its subsidiaries (all the foregoing being herein called "Seller Benefit Plans"). Seller has delivered or made available to Purchaser copies of (i) each Seller Benefit Plan maintained or contributed to, or required to be maintained or contributed to, by Seller, (ii) the most recent annual report on Form 5500 filed with the Internal Revenue Service ("IRS") (or analogous or similar report in respect of non-U.S. jurisdictions) with respect to each Seller Benefit Plan maintained or contributed to, or required to be maintained or contributed to, by Seller (if any such report was required to be so filed), (iii) the most recent summary plan description (or analogous or similar report in respect of non-U.S. jurisdictions), if any, for each Seller Benefit Plan maintained or contributed to, or required to be maintained or contributed to, by Seller, (iv) each trust agreement and group annuity contract relating to any Seller Benefit Plan maintained or contributed to, or required to be maintained or contributed to, by Seller and (v) the most recent favorable determination letter issued by the Internal Revenue Service relating to any Seller Benefit Plan maintained or contributed to, or required to be maintained or contributed to, by Seller.

       (b) The Seller 401(k) Plan and the Seller Cafeteria Plan (each as defined in Section 4.06) have been administered and operated in all material respects in accordance with their terms. Seller and each of its subsidiaries (other than the Acquired Company or any of its subsidiaries) and the Seller 401(k) Plan and the Seller Cafeteria Plan are in compliance in all material respects with all applicable provisions of ERISA and the Code (as defined in Section 2.12(a)). The Seller 401(k) Plan has received a favorable determination letter from the IRS with respect to "TRA" (as defined in Section 1 of Rev. Proc. 91-66 or 93-39), to the effect that the Seller 401(k) Plan is qualified, and its related trust is exempt from Federal Income Taxes, under Sections 401(a) and 501(a), respectively, of the Code, and such determination letter has not been revoked nor, to the knowledge of Seller, has revocation been threatened, nor has the Seller 401(k) Plan been amended since the date of its determination letter or application therefor in any respect that would adversely affect its qualification. There is no suit, action or claim (other than routine claims for benefits) pending or, to the knowledge of Seller, threatened relating to the Seller 401(k) Plan or the Seller Cafeteria Plan that would be reasonably likely to result in a material liability to Purchaser.

       (c) None of Seller or any of its subsidiaries (other than the Acquired Company or any of its subsidiaries), or to the knowledge of Seller, any officer of Seller or any of its subsidiaries (other than the Acquired Company or any of its subsidiaries) or any Seller Benefit Plans (including Pension Plans) which are subject to ERISA, any trusts created thereunder or any trustee or administrator thereof, has engaged in a non-exempt "prohibited transaction" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could be expected to subject the Acquired Company, any of its subsidiaries or any officer of the Acquired Company or any of its subsidiaries to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or to any liability under Section 502(i) or 502(1) of ERISA.

       (d) Each Seller Benefit Plan that is a Welfare Plan, to the extent applicable, complies in all material respects with the applicable requirements of Section 4980B(f) of the Code.

       (e) Each Seller Benefit Plan that provides severance benefits upon an employee's termination of employment provides, or prior to the Closing Date shall be amended to provide, that no Affected Employee (as defined in Section 4.06(a)) shall be entitled to severance benefits under such plan as a consequence of the consummation of the Acquisition.

       (f) With respect to any Seller Benefit Plan maintained outside of the United States, there are no material obligations or liabilities with respect thereof that would reasonably be expected to become a liability of Purchaser on or after the Closing Date.

       SECTION 2.07. Assets Other than Real Property Interests. (a) The Acquired Company or one or more of its subsidiaries has good and valid title to all the assets reflected on the Reference Statement or thereafter acquired, except for the existence of customary retention of title arrangements as to which the Acquired Company or applicable subsidiary is not in default, and other than the assets set forth in Schedule 2.07 or otherwise disposed of since the date of the Reference Statement, in each case free and clear of all mortgages, liens, security interests, charges, claims, pledges or other encumbrances of any kind (collectively, "Liens"), except (i) such Liens as are set forth in Schedule 2.07, (ii) mechanics', carriers', workmens', repairmens', landlords' or other like Liens arising or incurred in the ordinary course of business with respect to obligations as to which payments are not delinquent or which the Acquired Company or one of its subsidiaries is contesting in good faith (which contested Liens do not materially impair the continued use and operation of the assets to which they relate in the conduct of the business of the Acquired Company and its subsidiaries as currently conducted), (iii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iv) Liens for Taxes (as defined in Section 2.12(a)) and other governmental charges that are not due and payable or that may thereafter be paid without penalty and (v) other imperfections of title, licenses or encumbrances, if any, which do not materially impair the continued use and operation of the assets to which they relate in the conduct of the business of the Acquired Company and its subsidiaries as currently conducted (the Liens described in clauses (i) through (v) above, together with the Liens referred to in clauses (ii) through (vi) of Section 2.08, are referred to collectively as "Permitted Liens").

       (b) This Section 2.07 does not relate to real property or interests in real property, such items being the subject of Section 2.08, or to Intellectual Property, which is the subject of Section 2.09.

        SECTION 2.08. Real Property. (a) Schedule 2.08 sets forth a list that includes all real property and interests in real property owned in fee by the Acquired Company or one or more of its subsidiaries (individually, an "Owned Property"). Schedule 2.08 also sets forth a list that includes all real property and interests in real property leased by the Acquired Company or one or more of its subsidiaries with respect to each of which the annual rental payments exceed $75,000 (individually, a "Leased Property"). In addition, Schedule 2.08 identifies the owner of each Owned Property and the tenant under the lease for each Leased Property (an Owned Property or Leased Property being sometimes referred to herein, individually, as an "Acquired Company Property"). The Acquired Company or a subsidiary identified in Schedule 2.08 has good and valid title to each Owned Property (which title with respect to each Owned Property located in the United States is insurable as such) and a valid leasehold interest and leasehold estate in each Leased Property, in each case, free and clear of all Liens, except (i) Permitted Liens, other than Liens on Owned Property securing (x) purchase money indebtedness or (y) obligations under installment or conditional sales contracts, (ii) such Liens as are set forth in Schedule 2.08, (iii) leases, subleases and similar agreements set forth in Schedule 2.10, (iv) recorded or unrecorded easements, covenants, rights-of-way and other similar restrictions, (v) any conditions that would be shown by a current, accurate survey or that would be disclosed by a physical inspection of any Acquired Company Property and (vi) (A) zoning, building and other similar restrictions and (B) Liens that have been placed by any developer, landlord or other third party on property over which the Acquired Company or one or more of its subsidiaries has easement rights or on any Leased Property and subordination or similar agreements relating thereto. None of the items set forth in clause (iv), (v) or (vi)(B) of the immediately preceding sentence materially impairs the continued use and operation of the Acquired Company Property to which it relates in the conduct of the business of the Acquired Company and its subsidiaries as currently conducted. No person other than the Acquired Company and its subsidiaries is in possession of any of the Acquired Company Property or any portion thereof and there are no leases, subleases, licenses, concessions or other agreements granting to any person other than the Acquired Company and its subsidiaries the right to use or occupy the Acquired Company Property or any portion thereof except in each case (i) as set forth in Schedule 2.10 and (ii) for vendors or contractors who supply goods or services to the Acquired Company or its subsidiaries on Acquired Company Property.

       (b) Each Acquired Company Property is served by all water, electric, gas, telephone, sewer and other utilities reasonably necessary for the conduct of the business of the Acquired Company and its subsidiaries as currently conducted at such Acquired Company Property.

        (c) With respect to each Acquired Company Property, none of Seller, the Acquired Company or its subsidiaries has received during the one year period immediately preceding the date of this Agreement any written notice of any material breach under any recorded easement, covenant, right-of-way or other similar restriction of record from any of the parties thereto.

       (d) As of the date of this Agreement, neither Seller nor any of its subsidiaries has received written notice that any Acquired Company Property is the subject of any material condemnation or eminent domain proceeding.

       (e) This Section 2.08 does not relate to environmental matters, such matters being the subject of Section 2.15(b).

       SECTION 2.09. Intellectual Property. (a) For all purposes hereof:

       "Acquired Company Intellectual Property" means Intellectual Property that is owned by the Acquired Company or a subsidiary of the Acquired Company.

       "Acquired Company License" means any license, sublicense or other agreement to which the Acquired Company or a subsidiary of the Acquired Company is a party and pursuant to which any person other than the Acquired Company and its subsidiaries is authorized to use any Acquired Company Intellectual Property.

       "Acquired Company Proprietary Information" means Proprietary Information owned by the Acquired Company or a subsidiary of the Acquired Company.

       "Acquired Company Registrations" means all Patents and applications for Patents, all registered Marks and applications for registration of Marks and all registered copyrights and mask works and applications for registration of copyrights and mask works, in each case, owned by or filed in the name of the Acquired Company or a subsidiary of the Acquired Company.

       "Intellectual Property" means (i) Proprietary Information, (ii) Marks, (iii) documentation, advertising copy, marketing materials, specifications, mask works, drawings, graphics, databases, recordings and other works of authorship, whether or not protected by copyright, (iv) Software, (v) domain names and e-mail addresses, (vi) inventions (whether or not patentable), technical data, customer lists, designs, tools, methods, processes, technology, ideas and know-how and (vii) all Intellectual Property Rights related to the foregoing.

       "Intellectual Property Rights" means all forms of legal rights and protections that may be obtained for, or may pertain to, the items set forth in clauses (i) through (vi) of the definition of Intellectual Property, in any country of the world, including all right, title and interest arising under common and statutory law to all: (i) Patents, (ii) trade secret and equivalent rights in confidential or proprietary information, (iii) copyrights, mask works, moral rights or literary property or other authors rights, (iv) rights regarding trademarks, trade dress, trade names, service marks and other proprietary indicia that indicate the source of goods or services, (v) similar, corresponding or equivalent rights relating to intangible intellectual property and (vi) PCT filings, applications, registrations, issuances, divisions, continuations, renewals, reissuances and extensions of the forgoing.

       "Marks" means trademarks, service marks, logos, trade dress and other proprietary indicia that indicate the source of goods or services, and all goodwill associated therewith.

       "Patents" means utility patents, provisional patents, design patents and PCT international patent applications.

       "Proprietary Information" means information and materials not generally known to the public, including invention records, inventions (whether or not patentable), trade secrets, technical data, databases, customer lists, designs, methods, processes, manufacturing and production information and other confidential or unpublished proprietary information.

       "Software" means computer programs (whether in source or object code form), and materials related to computer programs, including data and operating files, user manuals, flow charts, algorithms, compilers, development tools, documentation and maintenance records.

       "Third Party Intellectual Property" means Intellectual Property owned by a person other than the Acquired Company and its subsidiaries.

       "Third Party Intellectual Property Rights" means Intellectual Property Rights related to Third Party Intellectual Property.

       "Third Party License" means any license, sublicense or other agreement to which the Acquired Company or a subsidiary of the Acquired Company is a party and pursuant to which the Acquired Company or a subsidiary of the Acquired Company is authorized to use any Third Party Intellectual Property.

       "Third Party Proprietary Information" means Proprietary Information owned by a person other than the Acquired Company and its subsidiaries.

       (b) Schedule 2.09(b) sets forth a list that includes all Acquired Company Registrations (by name, number, jurisdictions and owner), the status thereof and, if material, all unregistered Marks owned by the Acquired Company or a subsidiary of the Acquired Company.

       (c) Schedule 2.09(c) sets forth a list that includes all Third Party Licenses and, if material, Third Party Licenses that are commercially available end user licenses other than "shrink-wrap" or "click-wrap" end-user licenses.

       (d) Schedule 2.09(d) sets forth a list that includes all Acquired Company Licenses.

       (e) Except as set forth in Schedule 2.09(e), one or more of the Acquired Company and its subsidiaries is the sole owner of all Acquired Company Intellectual Property and the use and transfer of all Acquired Company Intellectual Property by the Acquired Company and its subsidiaries is free of material restriction or royalty. Except as set forth in Schedule 2.09(e), the Third Party Licenses provide the Acquired Company or applicable subsidiary of the Acquired Company with all necessary rights to use the Third Party Intellectual Property in its business in all material respects as it is currently conducted, including the right to incorporate any such Third Party Intellectual Property in any products in which such Third Party Intellectual Property is currently incorporated and that are currently manufactured, sold or distributed by the Acquired Company or any of its subsidiaries. All Acquired Company Intellectual Property and all Third Party Licenses are free and clear of any Liens except as set forth in Schedule 2.09(e) and except for Permitted Liens.

       (f) Except as set forth in Schedule 2.09(f), to the knowledge of Seller, there is no claim, and no basis for a claim, that the Acquired Company or any of its subsidiaries has infringed, does infringe or, by conducting its business as currently conducted, will infringe upon or unlawfully or wrongfully use any Third Party Intellectual Property Rights. Except as set forth in Schedule 2.09(f), as of the date of this Agreement, neither the Acquired Company nor any subsidiary of the Acquired Company has received any written (or, to Seller's knowledge, oral) communication alleging that the Acquired Company or such subsidiary has violated or, by conducting its business as currently conducted, would violate, any Third Party Intellectual Property Rights (other than allegations relating to claims that are barred by the applicable statute of limitations). Except as set forth in Schedule 2.09(f), there is no Proceeding instituted, pending or, to the knowledge of Seller, threatened against the Acquired Company or a subsidiary of the Acquired Company relating to any Intellectual Property formerly or currently used by the Acquired Company or any of its subsidiaries, and none of the Acquired Company Intellectual Property is subject to any outstanding Judgment. Except as forth in Schedule 2.09(f), to the knowledge of Seller, no person is infringing any Acquired Company Intellectual Property Rights or otherwise misappropriating any Acquired Company Intellectual Property.

       (g) To the knowledge of Seller, all Acquired Company Registrations are valid and subsisting. All registration, maintenance and renewal fees related to the Acquired Company Registrations that are currently due have been paid, and all documents and certificates related to such Acquired Company Registrations and required for the purposes of maintaining such Acquired Company Registrations have been filed with the relevant Governmental Entity or other authorities in the United States or foreign jurisdictions, as the case may be. Neither the Acquired Company nor any of its subsidiaries is aware of any challenges (or any specific basis therefor) with respect to the validity of any Acquired Company Registrations.

       (h) The Acquired Company and its subsidiaries have taken commercially reasonable steps (i) to protect and preserve the confidentiality of all Acquired Company Proprietary Information and of Third Party Proprietary Information received under an obligation of confidentiality and (ii) to ensure that no current or former employee, consultant or contractor of the Acquired Company or any of its subsidiaries has any right, claim or interest in or to any of the Acquired Company Intellectual Property.

       SECTION 2.10. Contracts. (a) Except as set forth in Schedule 2.10 (and other than (x) this Agreement and any Ancillary Agreement and (y) Contracts entered into after the date of this Agreement in compliance with Section 4.01), none of the Acquired Company or any of its subsidiaries is a party to or bound by any:

       (i) employment agreement that (A) has an aggregate annual liability for salary and bonuses in excess of $50,000 or (B) relates to an employee employed in the United States and is not terminable at will without liability to the Acquired Company or any of its subsidiaries;

       (ii) collective bargaining agreement or other Contract with any labor organization, union or association;

       (iii) covenant not to compete (other than (A) pursuant to any radius restriction contained in any lease, reciprocal easement or development, construction, operating or similar agreement and (B) any exclusive sales territory restriction contained in any distribution or sales representation agreement with a distributor or sales representative, respectively) that limits in any material respect the conduct of the business of the Acquired Company or a subsidiary of the Acquired Company as currently conducted;

       (iv) (A) continuing Contract for the future purchase of materials, supplies or equipment (other than purchase Contracts and orders for inventory in the ordinary course of business), (B) management, service, consulting or other similar Contract (other than Contracts for services in the ordinary course of business) or (C) advertising agreement or arrangement, in any such case which (x) has an aggregate future liability to any person (other than the Acquired Company or any of its subsidiaries) in excess of $150,000, (y) is not terminable by the Acquired Company or any of its subsidiaries by notice of not more than 60 days for a cost of less than $50,000 and (z) has a residual term as of the date of this Agreement of more than six months;

        (v) Contract under which the Acquired Company or one or more of its subsidiaries has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any person (other than the Acquired Company or any of its subsidiaries) or any other note, bond, debenture or other evidence of indebtedness of the Acquired Company or one or more of its subsidiaries (other than in favor of the Acquired Company or one or more of its subsidiaries) in any such case which, individually, is in excess of $50,000;

       (vi) Contract (including so-called take-or-pay or keep well agreements) under which (A) any person (other than the Acquired Company or any of its subsidiaries) has directly or indirectly guaranteed indebtedness, liabilities or obligations of the Acquired Company or one or more of its subsidiaries or (B) the Acquired Company or one or more of its subsidiaries has directly or indirectly guaranteed indebtedness, liabilities or obligations of any person, other than the Acquired Company or any of its subsidiaries (in each case other than endorsements for the purpose of collection in the ordinary course of business), in any such case which, individually, is in excess of $50,000;

       (vii) Contract granting a Lien upon any Acquired Company Property, which Lien is not set forth in Schedule 2.08 or a Permitted Lien;

       (viii) Contract (other than this Agreement) with (A) Seller or any of its affiliates (other than the Acquired Company or any of its subsidiaries), other than purchase or sale orders for supplies used in operations or for finished products in the ordinary course of business or (B) any officer or director of the Acquired Company or a subsidiary of the Acquired Company (other than the employment agreements covered by clause (i) above);

       (ix) lease, sublease or similar Contract with any person (other than the Acquired Company or any of its subsidiaries) under which the Acquired Company or one or more of its subsidiaries is a lessor or sublessor of, or makes available for use to any person (other than the Acquired Company or any of its subsidiaries), (A) any Acquired Company Property or (B) any portion of any premises otherwise occupied by the Acquired Company or one or more of its subsidiaries that, in either case, specifies annual payments in excess of $50,000;

        (x) lease, sublease or similar Contract with any person (other than the Acquired Company or any of its subsidiaries) under which (A) the Acquired Company or one or more of its subsidiaries is a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person or (B) the Acquired Company or one or more of its subsidiaries is a lessor or sublessor of, or makes available for use by any person, any tangible personal property owned or leased by the Acquired Company or a subsidiary of the Acquired Company, in any such case which lease or similar Contract specifies payments that on an annual basis exceed $150,000 and is not terminable by the Acquired Company or any of its subsidiaries by notice of not more than 60 days for a cost of less than $50,000;

       (xi) Contract providing for or relating to any exchange or hedge of risks relating to the prices or level of currencies, commodities or interest rates; or

       (xii) other Contract that has an aggregate future liability to any person (other than the Acquired Company or any of its subsidiaries) in excess of $150,000 and is not terminable by the Acquired Company or any of its subsidiaries by notice of not more than 60 days for a cost of less than $50,000 (other than purchase orders and sales orders in the ordinary course of business).

       (b) Except as set forth in Schedule 2.10, (i) all Contracts required to be listed in Schedule 2.10 (such Contracts, the "Acquired Company Contracts") to which the Acquired Company or one or more of its subsidiaries is a party and (ii) all Acquired Company Licenses and Third Party Licenses material to the conduct of the business of the Acquired Company and its subsidiaries as currently conducted, are in all material respects valid, binding and in full force and effect and are in all material respects enforceable by the Acquired Company or the applicable subsidiary of the Acquired Company in accordance with their written terms. Except as set forth in Schedule 2.10, the Acquired Company and its subsidiaries have performed all material obligations required to be performed by them to date under the Acquired Company Contracts to which they are a party, and they are not in breach or default in any material respect thereunder and, to the knowledge of Seller, no other party to any Acquired Company Contract, as of the date hereof, is in breach or default in any material respect thereunder.

        SECTION 2.11. Permits. Except as set forth in Schedule 2.11, (i) all material certificates, licenses, permits, authorizations and approvals from any Governmental Entity ("Permits") are validly held by the Acquired Company or one or more of its subsidiaries, and the Acquired Company and each of its subsidiaries has complied in all material respects with the terms and conditions of the Permits held by it, (ii) during the twelve months immediately preceding the date of this Agreement, none of the Acquired Company and its subsidiaries has received written notice of any suit, action or proceeding relating to the suspension, revocation or material modification of any such Permits held by it and (iii) none of such Permits held by the Acquired Company or a subsidiary of the Acquired Company would reasonably be expected to be subject to suspension, material modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Acquisition. The Acquired Company and its subsidiaries possess or have applied for all Permits to own or hold under lease and operate their respective assets and to conduct the business of the Acquired Company and its subsidiaries in all material respects as currently conducted. Schedule 2.11 sets forth a list that includes all Permits applied for but not yet received by the Acquired Company and its subsidiaries. This Section 2.11 does not relate to environmental matters, such matters being the subject of Section 2.15(b).

       SECTION 2.12. Taxes. (a) For purposes of this Agreement:

       "Code" shall mean the United States Internal Revenue Code of 1986, as amended.

       "Income Tax" or "Income Taxes" shall mean (i) all income, franchise, gains or similar Taxes imposed on, or measured by, income, profits, gains or similar items (ii) all other Taxes reported on a Tax Return that includes Taxes referred to in clause (i) and (iii) any interest, penalties and additions associated with the amounts described in clauses (i) and (ii) hereof.

       "Post-Closing Tax Period" shall mean all taxable periods or portions thereof which are not Pre-Closing Tax Periods.

       "Pre-Closing Tax Period" shall mean all taxable periods ending on or before the Closing Date and the portions ending at the end of the Closing Date of all Straddle Periods (as defined in Section 4.07(b)(i)).

       "Tax" or "Taxes" shall mean all forms of taxation imposed by any Federal, state, local, foreign or other Taxing Authority, including income, franchise, property, sales, use, excise, employment, unemployment, payroll, social security, estimated, value-added, ad valorem, transfer, recapture, withholding and other taxes, fees, assessments, commissions, customs, duties or charges of any kind, including any interest, penalties, additions to tax and additions with respect thereto.

        "Taxing Authority" shall mean any Federal, state, local or foreign government, any subdivision, agency, commission or authority thereof or any quasi governmental body exercising regulatory authority with respect to Taxes.

       "Tax Return" shall mean any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority or person with respect to Taxes, including any amendment made with respect thereto.

       "Transfer Taxes" shall mean all sales (including bulk sales), use, value-added, transfer, recording, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes and fees arising out of, in connection with or attributable to, the transactions effectuated pursuant to this Agreement (other than the transactions contemplated in Schedule 4.18).

       (b) Except as set forth in Schedule 2.12(b), all Tax Returns required to have been filed by or with respect to the Acquired Company and each of its subsidiaries or consolidated, combined, affiliated, unitary or similar group Tax Returns that include the Acquired Company or any of its subsidiaries have been duly and timely filed or caused to be filed (taking into account any applicable extension periods), and all such Tax Returns, to the extent they relate to the Acquired Company or any of its subsidiaries, reflect in all material respects the liability for Taxes and all other information required to be reported thereon. All Taxes owed by or that relate to the Acquired Company or any of its subsidiaries (whether or not shown on any Tax Return) have been paid.

       (c) Schedule 2.12(c) sets forth, with respect to the Acquired Company's non-U.S. subsidiaries, the liability for all unpaid Income Taxes, such Income Taxes being only current Income Taxes not yet due and payable.

       (d) The 2001 U.S. Federal Income Tax Return for the consolidated group of which Seller is the common parent and which includes the Acquired Company is due by September 15, 2002.

        (e) Except as set forth in Schedule 2.12(e), since December 31, 1996, no material claim for Taxes (or request for Tax Returns) relating to the Acquired Company or any of its subsidiaries has been made in a jurisdiction in which the Acquired Company or any of its subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

       (f) Each of the Acquired Company and its subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, customer, supplier or other third party.

       (g) All real property taxes and assessments that are due and payable with respect to the Acquired Company Property have been paid.

       (h) Except as set forth in Schedule 2.12(h), there is no pending formal audit, dispute or claim concerning liability for Taxes with respect to the Acquired Company or any of its subsidiaries for which notice has been received by Seller, the Acquired Company or any of its subsidiaries, and to the knowledge of Seller, no such audit, dispute or claim is asserted or threatened. There are no adjustments resulting from completed audits of the Acquired Company or any of its subsidiaries that may affect future years which have not yet been reflected in an original or amended Tax Return.

        (i) Except as set forth in Schedule 2.12(i)(A), neither the Acquired Company nor any of its subsidiaries has waived (or is subject to a waiver of) the statute of limitations with respect to the payment of U.S. Federal Income Taxes or foreign equivalent thereof (in Canada, Japan, Mexico or Brazil) or has agreed to (or is subject to) any extension of time for assessment or deficiency of any such Taxes. Except as set forth in Schedule 2.12(i)(B), neither the Acquired Company nor any of its subsidiaries has received (or is subject to) any ruling relating to Taxes or has entered into (or is reasonably subject to) any agreement with any Taxing Authority where (i) the ruling or agreement would be applicable to the Acquired Company or any of its subsidiaries on or after the Closing Date and (ii) either (x) the reasonably anticipated cost of complying with the ruling or agreement (less any reasonably anticipated decrease in taxes due as a result of complying with such ruling or agreement) exceeds $150,000 over the next five years, (y) if not complied with, the ruling or agreement can reasonably be anticipated to result in an increase in taxes due by more than $150,000 over the next five years or (z) in the case of a ruling or agreement not described in clause (x) or clause (y), the ruling or agreement contains terms that could reasonably be expected to result in an annual amount, for any year after the first five years, of either (I) the reasonably anticipated cost of complying with the ruling or agreement (less any reasonably anticipated decreases in taxes due as a result of complying with such ruling or agreement) or (II) the increase in taxes due reasonably expected to result from a failure to comply with such ruling or agreement, that exceeds the average annual amount of such cost or taxes for the first five years; provided, however, that no ruling or agreement shall be treated as described in this clause (z) unless such ruling or agreement would be described in either clause (x) or clause (y) if the phrase "over the next five years" was deleted from clause (x) and clause (y).

       (j) Except as set forth in Schedule 2.12(j), there are no Liens for Taxes (other than for Taxes not yet due and payable) upon the Shares or the Subsidiary Shares or any assets of the Acquired Company or any of its subsidiaries.

       (k) Except as set forth in Schedule 2.12(k), neither the Acquired Company nor any of its subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could require it to make any payments, that are not deductible under Section 280G of the Code.

       (l) Except as set forth in Schedule 2.12(l) and for Tax sharing agreements which shall be terminated prior to the Closing Date pursuant to Section 4.07(g), neither the Acquired Company nor any of its subsidiaries is a party to any Tax sharing or allocation agreement.

       (m) Seller, the Acquired Company, Valenite Manufacturing Inc. and Valenite U.S.A. Inc. are not foreign persons within the meaning of Section 1445(f)(3) of the Code. No non-U.S. subsidiary of the Acquired Company holds a "United States real property interest" within the meaning of Section 897(c)(1) of the Code.

       (n) Neither the Acquired Company nor any of its subsidiaries has filed a consent under Section 341(f) of the Code (or comparable provision of any other Tax law) concerning collapsible corporations.

        (o) Except as set forth in Schedule 2.12(o), none of the Acquired Company's non-U.S. subsidiaries is required by reason of an accounting method change, or could be required by reason of a proposed or threatened accounting method change, to make any adjustment comparable to Section 481 of the Code. Except as set forth in Schedule 2.12(o), none of the Acquired Company's non-U.S. subsidiaries is reporting income, gain, profits or other amounts included in the basis for Tax from any transaction on an installment sale or similar deferred basis and there are no amounts that any of the Acquired Company's non-U.S. subsidiaries is required to include in income, gain, profits or other similar basis for Tax in a Post-Closing Tax Period without an economic benefit in such period as a result of an adjustment or accounting method change occurring in a Pre-Closing Tax Period.

       (p) Except as set forth in Schedule 2.12(p) and for the liability of the Acquired Company or any of its subsidiaries pursuant to Treasury Regulation Section 1.1502-6 or similar provision of Tax law with respect to any affiliated, combined, consolidated, unitary or similar group of which the Acquired Company or such subsidiary currently is a member, neither the Acquired Company nor any of its subsidiaries has any liability for Taxes of any person other than itself (i) under Treasury Regulation Section 1.1502-6 or any similar provision of Tax law, (ii) as a transferee or successor or (iii) by contract or otherwise.

       (q) Neither the Acquired Company nor any of its subsidiaries has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

       (r) As of the Closing Date, none of the Acquired Company's non-U.S. subsidiaries shall have an investment in "United States property" within the meaning of Section 956(c) of the Code.

       (s) No subsidiary of the Acquired Company is a passive foreign investment company within the meaning of Section 1297 of the Code, and neither the Acquired Company nor any of its subsidiaries is a shareholder, directly or indirectly, of a passive foreign investment company.

       (t) No non-U.S. subsidiary of the Acquired Company is engaged in the conduct of a trade or business within the United States or treated as or considered to be so engaged.

       (u) Neither the Acquired Company nor any of its subsidiaries is subject, as a result of either its current or its historic operations, to (i) the dual consolidated loss provisions of Section 1503(d) of the Code or (ii) the recharacterization provisions of Section 952(c)(2) of the Code.

        (v) The relevant statute of limitations with respect to the Federal Income Tax Returns required to be filed in the United States for the consolidated group of which Seller was the common parent (i) is closed as of December 31, 2001, for the years through 1995, (ii) will be closed by June 30, 2002, unless further extended, for the years 1996 and 1997, and (iii) will be closed by September 15, 2002, unless further extended, for 1998.

       (w) Except as set forth in Schedule 2.12(w), the Acquired Company and each of its subsidiaries is treated as a corporation for U.S. Federal income tax purposes, and none has made an election under Section 897(i) of the Code.

       (x) Seller is the common parent of a U.S. federal income tax consolidated return group that includes each of the Acquired Company, Valenite Manufacturing Inc. and Valenite U.S.A. Inc., and the U.S. federal consolidated income tax return of such group for the taxable year during which the Closing occurs will include each of the Acquired Company, Valenite Manufacturing Inc. and Valenite U.S.A. Inc. as members.

        SECTION 2.13. Litigation. Except as set forth in Schedule 2.13, there is no action, suit, arbitration or administrative or governmental proceeding (each, a "Proceeding") pending or, to the knowledge of Seller, threatened against the Acquired Company or a subsidiary of the Acquired Company; provided, however, that in the case of a pending Proceeding, either (i) Seller, the Acquired Company or any subsidiary of the Acquired Company shall have received written notice of such Proceeding or (ii) Seller shall have knowledge of such Proceeding. No written notice of any Proceeding has been received by Seller, the Acquired Company or a subsidiary of the Acquired Company pursuant to which a party seeks injunctive relief prohibiting the consummation of the Acquisition. Schedule 2.13 includes a brief description, including the amount in controversy (to the extent currently known by Seller), of each Proceeding identified therein. Except as set forth in Schedule 2.13, none of the Acquired Company and its subsidiaries is a party or subject to or in default under any unsatisfied Judgment. As of the date of this Agreement, there are no formal investigations by any Governmental Entity that are pending, or to the knowledge of Seller, threatened against Seller, the Acquired Company or its subsidiaries that relate to the Acquired Company or any of its subsidiaries. This Section 2.13 does not relate to environmental matters, Intellectual Property matters, Seller Benefit Plans matters, Acquired Company Benefit Plans matters, Tax matters or labor and employment matters, such matters being the subject of Sections 2.15(b), 2.09, 2.06, 2.14, 2.12 and 2.19, respectively.

       SECTION 2.14. Acquired Company Benefit Plans. (a) Schedule 2.14 includes a list of each Pension Plan, Welfare Plan and each other employment, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, phantom stock, performance, retirement, thrift, savings, stock bonus, paid time off, perquisite, fringe benefit, vacation, severance, disability, death benefit, hospitalization, medical, welfare benefit or other plan or program (other than a plan or program mandatory under Applicable Law), in each case maintained or contributed to, or required to be maintained or contributed to, by the Acquired Company or a subsidiary of the Acquired Company for the benefit of any present or former directors, officers or employees of the Acquired Company or a subsidiary of the Acquired Company other than a plan or program that is a Seller Benefit Plan to which the Acquired Company or a subsidiary of the Acquired Company contributes as a participating employer (all the foregoing plans and programs being herein called "Acquired Company Benefit Plans" and, together with Seller Benefit Plans, "Benefit Plans"). The Acquired Company has delivered or made available to Purchaser copies of (i) each Acquired Company Benefit Plan maintained or contributed to, or required to be maintained or contributed to, by the Acquired Company or its subsidiaries, (ii) the most recent annual report on Form 5500 filed with the IRS (or analogous or similar report in respect of non-U.S. jurisdictions) with respect to each Acquired Company Benefit Plan maintained or contributed to, or required to be maintained or contributed to, by the Acquired Company or its subsidiaries (if any such report was required to be so filed), (iii) the most recent summary plan description (or analogous or similar report in respect of non-U.S. jurisdictions), if any, for each Acquired Company Benefit Plan maintained or contributed to, or required to be maintained or contributed to, by the Acquired Company or its subsidiaries, (iv) each trust agreement and group annuity contract relating to any Acquired Company Benefit Plan maintained or contributed to, or required to be maintained or contributed to, by the Acquired Company or a subsidiary of the Acquired Company and (v) the most recent favorable determination letter issued by the IRS relating to any Acquired Company Benefit Plan maintained or contributed to, or required to be maintained or contributed to, by the Acquired Company or its subsidiaries.

        (b) Each Acquired Company Benefit Plan maintained or contributed to, or required to be maintained or contributed to, by the Acquired Company or a subsidiary of the Acquired Company has been administered and operated in all material respects in accordance with its terms. The Acquired Company and each of its subsidiaries and all Acquired Company Benefit Plans maintained or contributed to, or required to be maintained or contributed to, by the Acquired Company or its subsidiaries are in compliance in all material respects with all applicable provisions of ERISA and the Code. No Acquired Company Benefit Plan is intended to be qualified under Section 401(a) of the Code. As of the date of this Agreement, there is no suit, action or claim (other than routine claims for benefits) pending or, to the knowledge of Seller, threatened relating to Acquired Company Benefit Plans maintained or contributed to, or required to be maintained or contributed to, by the Acquired Company or a subsidiary of the Acquired Company. None of the Acquired Company or any of its subsidiaries has or will have any liabilities with respect to a Pension Plan that was or will be terminated prior to Closing.

        (c) None of the Acquired Company or any person or entity that, together with the Acquired Company or a subsidiary of the Acquired Company, is treated as a single employer (each such person or entity, an "Acquired Company Commonly Controlled Entity") under Section 414(b), (c), (m) or (o) of the Code has maintained, contributed to or been obligated to maintain or contribute to any Benefit Plan that is a Pension Plan that is subject to Title IV of ERISA (other than a multiemployer plan within the meaning of Section 3(37) of ERISA) with respect to which the Acquired Company, a subsidiary of the Acquired Company or an Acquired Company Commonly Controlled Entity has unfunded liabilities or, in the case of a multiemployer plan within the meaning of Section 3(37) of ERISA, withdrawal liability, based upon the most recent actuarial valuation of such Pension Plan completed prior to the date hereof. None of the Acquired Company or any of its subsidiaries, or, to the knowledge of Seller, any officer of the Acquired Company or any of its subsidiaries or any Acquired Company Benefit Plans maintained or contributed to, or required to be maintained or contributed to, by the Acquired Company or any of its subsidiaries (including Pension Plans) which are subject to ERISA, any trusts created thereunder or any trustee or administrator thereof, has engaged in a non-exempt "prohibited transaction" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Acquired Company, its subsidiaries or any officer of the Acquired Company or one of its subsidiaries to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or to any liability under Section 502(i) or 502(1) of ERISA.

       (d) Each Acquired Company Benefit Plan maintained or contributed to, or required to be maintained or contributed to, by the Acquired Company or a subsidiary of the Acquired Company that is a Welfare Plan, to the extent applicable, complies in all material respects with the applicable requirements of Section 4980B(f) of the Code.

       (e) Except as set forth in Schedule 2.14(e), the consummation of the transactions contemplated by this Agreement will not result in any employee of the Acquired Company or any of its subsidiaries becoming entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Benefit Plan, including any severance plan.

       (f) All Acquired Company Benefit Plans maintained outside of the United States ("Foreign Plans"), if any, are in compliance in all material respects with all Applicable Laws and have been operated in all material respects in accordance with such plans' respective terms. There are no material unfunded liabilities under or in respect of the Foreign Plans based upon the most recent actuarial valuation of such Foreign Plan completed prior to the date hereof, and all contributions or other payments owed to or in respect of Foreign Plans prior to the Closing have been made or accrued or will be made or accrued prior to the Closing.

       (g) Each Acquired Company Benefit Plan that provides severance benefits upon an employee's termination of employment provides, or prior to the Closing Date shall be amended to provide, that no Affected Employee shall be entitled to severance benefits under such plan as a consequence of the consummation of the Acquisition.

       SECTION 2.15. Compliance with Applicable Laws. (a) The Acquired Company, each of its subsidiaries and each of the Acquired Company Properties are in compliance in all material respects with all Applicable Laws. This Section 2.15(a) does not relate to matters with respect to Taxes, which are the subject of Section 2.12, to environmental matters, which are the subject of Section 2.15(b), to Seller Benefit Plans matters, which are the subject of Section 2.06, to Acquired Company Benefit Plans matters, which are the subject of Section 2.14, or to labor and employment matters, which are the subject of Section 2.19, or to Intellectual Property matters, which are the subject of Section 2.09.

        (b) Except as set forth in Schedule 2.15(b), (i) the Acquired Company and each of its subsidiaries are in compliance in all material respects with all Applicable Laws relating to protection of human health or the environment ("Environmental Laws"), (ii) the Acquired Company and each of its subsidiaries possess and are in compliance in all material respects with all Permits required under Environmental Laws for the conduct of their respective operations, (iii) there are no Proceedings pending or, to the knowledge of Seller, threatened against the Acquired Company or any of its subsidiaries alleging a material violation of, or liability pursuant to, Environmental Law, (iv) there has been no Release of any Hazardous Substance by the Acquired Company or any of its subsidiaries that could reasonably be expected to result in a material liability of the Acquired Company or any of its subsidiaries for abatement or correction under any Environmental Law at (A) any Acquired Company Property or (B) any property formerly owned or operated by the Acquired Company or any of its subsidiaries during the time period of ownership or operation by the Acquired Company or any of its subsidiaries. As of the date of this Agreement, there are no Phase I or Phase II environmental site assessments or similar reports of investigations, tests or analyses containing results of any invasive sampling with respect to any Acquired Company Property that were performed or commissioned by or on behalf of the Acquired Company or any of its subsidiaries which have not been provided to Purchaser or its representatives.

       For all purposes hereof, "Release" means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment; and "Hazardous Substance" means any "hazardous substance" as defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 through 9675 and petroleum or any fraction thereof.

       For the avoidance of doubt, this Section 2.15(b) does not relate to occupational safety matters, which are the subject of Section 2.19.

        SECTION 2.16. Financial Statements; Undisclosed Liabilities. Schedule 2.16A sets forth the unaudited consolidated statement of net assets of the Acquired Company and its subsidiaries as of December 31, 2001 (the "Reference Statement"), the unaudited consolidated statements of net assets of the Acquired Company and its subsidiaries as of December 31, 2000 and 1999 and the unaudited consolidated statements of operations of the Acquired Company and its subsidiaries for the twelve-month periods ended December 31, 2001 and 2000 (such financial statements, the "Financial Statements"). Except (x) for the absence of notes to the Financial Statements, (y) the absence of a statement of cash flows and (z) as set forth in Schedule 2.16B, the Financial Statements have been prepared in conformity with United States generally accepted accounting principles ("GAAP") consistently applied throughout the periods presented and on that basis fairly present in all material respects the financial condition and results of operations of the Acquired Company and its subsidiaries on a consolidated basis as of the respective dates thereof and for the respective periods indicated. There are no liabilities (whether absolute or contingent) of the Acquired Company or any of its subsidiaries of a nature required by GAAP to be reflected on a consolidated balance sheet of the Acquired Company and its subsidiaries, except (i) as disclosed on, or reflected or reserved against in, the Reference Statement, (ii) as set forth in Schedule 2.16B, (iii) for items set forth in Schedule 2.16C, (iv) as required to be disclosed on, or reflected or reserved against in, the Statement in accordance with the provisions of Section 1.04 (including Schedule 1.04) and (v) for Taxes. This representation shall not be deemed breached as a result of a change in law or GAAP after the Closing Date.

       SECTION 2.17. Absence of Changes or Events. Except as set forth in Schedule 2.17, since the date of the Reference Statement there has not been an Acquired Company Material Adverse Effect (as defined in Section 9.05(b)). Except as set forth in Schedule 2.17, from the date of the Reference Statement to the date of this Agreement, Seller, the Acquired Company and its subsidiaries have not taken any action that, if taken after the date of this Agreement, would constitute a breach of Section 4.01(a).

       SECTION 2.18. Sufficiency of Assets. Assuming that Purchaser has the ability to provide to the Acquired Company and its subsidiaries all services currently provided by Seller and its subsidiaries (other than the Acquired Company and its subsidiaries) and except as set forth in Schedule 2.18, the assets owned or leased by the Acquired Company and its subsidiaries are sufficient to conduct the business of the Acquired Company and its subsidiaries in all material respects as it is currently being conducted.

        SECTION 2.19. Labor and Employment Matters. (a) The Acquired Company and each of its subsidiaries is in compliance in all material respects with all Applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such laws respecting employment discrimination, state workers' compensation laws and regulations, family and medical leave, fair compensation, the Immigration Reform and Control Act and occupational safety requirements.

       (b) Except as set forth in Schedule 2.19(b), there is no strike, work stoppage, slowdown, picketing, lockout, formal arbitration, formal grievance, formal unfair labor practice charge or complaint or formal unfair employment charge or complaint (including formal charges or complaints of discrimination, harassment, retaliation, unlawful compensation practices or occupational safety violations) pending with any Governmental Entity or the human resources department of Seller, the Acquired Company or any of its subsidiaries or, to the knowledge of Seller, threatened with respect to any employee of the Acquired Company or any of its subsidiaries and, to the knowledge of Seller, neither the Acquired Company nor any of its subsidiaries is engaged in any unfair labor practice or unfair employment practice in connection with any of its employees. Except as set forth in Schedule 2.19(b), there has been no such strike, work stoppage, slowdown, picketing, lockout, formal arbitration, formal grievance, formal unfair labor practice charge or complaint or formal unfair employment practice charge or complaint against the Acquired Company or any of its subsidiaries filed with any Governmental Entity or reported to the human resources department of Seller, the Acquired Company or any of its subsidiaries at any time during the three years immediately preceding the date of this Agreement other than any such foregoing event, charge or complaint that has been closed, settled or otherwise is not currently pending, that individually or in the aggregate did not result in payments to any individual or Governmental Entity in excess of $75,000. Schedule 2.19(b) sets forth all current formal investigations pending or, to the knowledge of Seller, threatened against the Acquired Company or any of its subsidiaries by any Governmental Entity responsible for the enforcement of labor or employment laws or any Federal or local court in the United States or any comparable authority in any foreign jurisdiction.

       (c) To the knowledge of Seller, there is no pending or threatened strike, work stoppage, slowdown, picketing or lockout or other union activity with respect to the employees of any of the suppliers of the Acquired Company or any of its subsidiaries that would reasonably be expected to have an Acquired Company Material Adverse Effect.

        (d) No collective bargaining agreement is binding and in force against the Acquired Company or any of its subsidiaries or is currently being negotiated by the Acquired Company or any of its subsidiaries and no employee of the Acquired Company or any of its subsidiaries is or has ever been (during the course of such employee's employment with the Acquired Company or any of its subsidiaries) within the three years immediately preceding the date of this Agreement represented by any labor organization other than workers' councils in foreign jurisdictions.

       (e) Except as set forth in Schedule 2.19(e), within the three years immediately preceding the date of this Agreement, there has been no labor union organizing activity pending or, to the knowledge of Seller, threatened with respect to the employees of the Acquired Company or any of its subsidiaries other than workers' councils in foreign jurisdictions. Schedule 2.19(e) sets forth all current formal charges or complaints pending or, to the knowledge of Seller, threatened before the National Labor Relations Board or other labor relations tribunal or authority with respect to the conduct of the business of the Acquired Company and its subsidiaries.

       (f) Seller and its affiliates have complied with the requirements of the Worker Adjustment and Retraining Notification Act ("WARN") and any similar state statute in connection with (i) the closing of any plant or facility of the Acquired Company or any of its current or former subsidiaries and (ii) any mass layoff or other employment loss triggering notification requirements under WARN or any similar state statute at the Acquired Company or any of its current or former subsidiaries. Schedule 2.19(f) sets forth a list that includes each closing of any plant or facility of the Acquired Company or any of its current or former subsidiaries and each mass layoff or other employment loss triggering notification requirements under WARN or any similar state statute at the Acquired company or any of its current or former subsidiaries (including the effective date thereof), in each case that has occurred since January 1, 2000, or that has been formally announced, including any of the foregoing with planned effective dates on or after the Closing Date.

       SECTION 2.20. Bank Accounts. Schedule 2.20 sets forth a list that includes all bank and savings accounts, certificates of deposit and safe deposit boxes of the Acquired Company and its subsidiaries and those persons authorized to sign thereon.

       SECTION 2.21. Insurance. Seller or the Acquired Company and its subsidiaries maintain policies of fire and casualty, liability and other forms of property and casualty insurance in such amounts, with such deductibles and against such risks and losses as are, in Seller's reasonable judgment, reasonable for the business and assets of the Acquired Company and its subsidiaries.

       SECTION 2.22. Customers. Except as set forth in Schedule 2.22, none of the 10 largest customer accounts based on sales of the Acquired Company and its subsidiaries for the twelve-month period ended December 31, 2001, has from the date of the Reference Statement to the date of this Agreement requested in writing or, to Seller's knowledge, orally, that deliveries to it under any material purchase commitment be delayed or cancelled in any material respect.

ARTICLE III
Representations and Warranties of Purchaser

       Purchaser hereby represents and warrants to Seller as follows:

       SECTION 3.01. Organization and Standing. Purchaser is validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as currently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which would not reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the Acquisition (a "Purchaser Material Adverse Effect").

        SECTION 3.02. Authority; Execution and Delivery; Enforceability. Purchaser has full corporate power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby (other than the transactions contemplated in Schedule 4.18). Purchaser has taken all corporate action required to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to authorize the consummation of the Acquisition and the other transactions contemplated hereby and thereby (other than the transactions contemplated in Schedule 4.18). Purchaser has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation.

       SECTION 3.03. No Conflicts or Violations; No Consents or Approvals Required. The execution and delivery by Purchaser of this Agreement do not, the execution and delivery by Purchaser of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Acquisition and the other transactions contemplated hereby and thereby (other than the transactions contemplated in Schedule 4.18) will not conflict with, or result in any breach of or constitute a default under, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its subsidiaries under, any provision of (i) the organizational documents of Purchaser or any of its subsidiaries, (ii) any Contract to which Purchaser or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) any Judgment or Applicable Law applicable to Purchaser or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to have a Purchaser Material Adverse Effect. No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition and the other transactions contemplated by this Agreement (other than the transactions contemplated in Schedule 4.18) other than (A) compliance with and filings under the HSR Act and any other applicable competition, antitrust or similar laws or regulations, (B) compliance with and filings and notifications under applicable Environmental Laws, (C) those that may be required solely by reason of Seller's (as opposed to any third party's) participation in the Acquisition and the other transactions contemplated hereby and by the Ancillary Agreements and (D) those the failure of which to obtain or make would not reasonably be expected to have a Purchaser Material Adverse Effect.

        SECTION 3.04. Proceedings. There are not any (a) outstanding Judgments against Purchaser or any of its subsidiaries, (b) Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its subsidiaries or (c) investigations by any Governmental Entity that are pending or threatened against Purchaser or any of its subsidiaries that, in any such case, would reasonably be expected to have a Purchaser Material Adverse Effect.

       SECTION 3.05. Securities Act. The Shares purchased by Purchaser pursuant to this Agreement are being acquired for investment only and not with a view to any public distribution thereof, and Purchaser shall not offer to sell or otherwise dispose of, or sell or otherwise dispose of, the Shares so acquired by it in violation of any of the registration requirements of the Securities Act of 1933, as amended.

       SECTION 3.06. Availability of Funds. Purchaser has cash available or has existing borrowing facilities which together are sufficient to enable it to consummate the Acquisition and the other transactions contemplated by this Agreement and each Ancillary Agreement. The financing required to consummate the Acquisition and the other transactions contemplated by this Agreement (other than the transactions contemplated in Schedule 4.18) is referred to in this Agreement collectively as the "Financing". As of the date of this Agreement, Purchaser does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Purchaser on a timely basis to consummate the Acquisition and the other transactions contemplated by this Agreement.

ARTICLE IV
Covenants

        SECTION 4.01. Covenants Relating to Conduct of Business. (a) Except for matters (x) set forth in Schedule 4.01, (y) expressly agreed to in writing by Purchaser or (z) otherwise contemplated by the terms of this Agreement, from the date of this Agreement to the Closing Date, Seller shall cause the Acquired Company and its subsidiaries to conduct their respective businesses in the ordinary course in a manner consistent with the practice of the Acquired Company and its subsidiaries during the 12 months immediately preceding the date of this Agreement and, to the extent consistent therewith, use commercially reasonable efforts to preserve their material business relationships with customers, suppliers, distributors and others with whom they deal in the ordinary course of business. In addition, except as set forth in Schedule 4.01 or otherwise contemplated by the terms of this Agreement, Seller shall not permit the Acquired Company or its subsidiaries to do any of the following without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed):

       (i) amend its Certificate of Incorporation or By-laws or other comparable organizational documents;

       (ii) declare or pay any dividend or make any other distribution to its stockholders whether or not upon or in respect of any shares of its capital stock; provided, however, that (A) at any time prior to the close of business on the Closing Date, Seller will be allowed to withdraw or cause to be withdrawn any cash balances of the Acquired Company and its subsidiaries, (B) dividends and distributions may continue to be made by the subsidiaries of the Acquired Company to the Acquired Company or to other wholly owned subsidiaries of the Acquired Company and (C) dividends and distributions of cash and cash equivalents may continue to be made by the Acquired Company to Seller;

       (iii) redeem or otherwise acquire any shares of its capital stock or issue any capital stock or any option, warrant or right relating thereto or any securities convertible into or exchangeable for any shares of capital stock;

       (iv) adopt or amend in any material respect any Benefit Plan maintained or contributed to, or required to be maintained or contributed to, by the Acquired Company or a subsidiary of the Acquired Company in respect of any Affected Employee or former employee of the Acquired Company or a subsidiary of the Acquired Company, except as required by Applicable Law;

       (v)(A) grant to any employee of the Acquired Company or a subsidiary of the Acquired Company any increase in compensation or benefits, except in the ordinary course of business consistent with the practice of the Acquired Company and its subsidiaries during the 12 months immediately preceding the date of this Agreement or as may be required under existing agreements and except for any increases or bonuses for which Seller shall be solely obligated or (B) modify in any material respect or enter into any new employment agreement with any executive officer or other key employee of the Acquired Company or a subsidiary of the Acquired Company, except as may be required under existing agreements and except for modifications or new agreements for which Seller shall be solely obligated;

        (vi) incur or assume any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness, other than in the ordinary course of business consistent with the practice of the Acquired Company and its subsidiaries during the 12 months immediately preceding the date of this Agreement;

       (vii) subject the Shares, the Subsidiary Shares or any of the assets owned by the Acquired Company or a subsidiary of the Acquired Company as of the date of this Agreement to any Lien of any nature whatsoever that would have been required to be set forth in Schedule 2.05, 2.07 or 2.08 if existing on the date of this Agreement;

       (viii) waive any claims or rights of material value;

       (ix) make any change in any method of accounting or accounting practice or policy other than those required by GAAP or Applicable Law;

       (x) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory) that are material to the Acquired Company and its subsidiaries, taken as a whole;

       (xi) make any election for Tax purposes or for purposes of a Tax Return (or have any such election made on behalf of the Acquired Company or any of its subsidiaries), or enter into any agreement, arrangement or settlement with a Taxing Authority, other than any such election, agreement, arrangement or settlement that is made in the ordinary course of business;

        (xii) make or incur any capital expenditure, other than capital expenditures (A) currently approved in writing and as set forth in Schedule 4.01, (B) consistent with the level of capital expenditures contemplated by the forecasts of capital expenditures of the Acquired Company and its subsidiaries for fiscal year 2002 as set forth in Schedule 4.01 or (C) undertaken in order to replace or repair capital goods of the Acquired Company or a subsidiary of the Acquired Company in accordance with the practice of the Acquired Company and its subsidiaries during the 12 months immediately preceding the date of this Agreement, which, individually, is in excess of $100,000, or make or incur any such expenditures which, in the aggregate, are in excess of $400,000;

       (xiii) sell, lease, license or otherwise dispose of any asset that is material to the Acquired Company and its subsidiaries, taken as a whole, except (A) inventory and obsolete or excess equipment or machinery sold or disposed of in the ordinary course of business, (B) leases entered into in the ordinary course of business with aggregate annual lease payments for all such leases not in excess of $250,000 and (C) sales, leases, licenses or other disposals of assets to the Acquired Company or a subsidiary of the Acquired Company;

       (xiv) enter into any lease of real property, except (A) any renewals of existing leases in the ordinary course of business and consistent with the practice of the Acquired Company and its subsidiaries during the 12 months immediately preceding the date of this Agreement and (B) leases with aggregate annual rental payments for all such leases not in excess of $250,000; or

       (xv) agree, whether in writing or otherwise, to do any of the foregoing.

        (b) Seller shall keep all insurance policies currently maintained by Seller with respect to the Acquired Company and its subsidiaries and their respective assets and properties (the "Seller Insurance Policies"), or suitable replacements therefor, in full force and effect through the close of business on the Closing Date; it being understood that any and all Seller Insurance Policies are owned and maintained by Seller and its affiliates (other than the Acquired Company and its subsidiaries) and none of Purchaser, the Acquired Company or their respective subsidiaries will have any rights under such insurance policies from and after the Closing Date. Seller shall cause to be kept all insurance policies currently maintained by the Acquired Company and its subsidiaries with respect to themselves and their respective assets and properties (the "Acquired Company Insurance Policies" and, together with the Seller Insurance Policies, the "Insurance Policies"), or suitable replacements therefor, in full force and effect through the close of business on the Closing Date. Purchaser acknowledges that subsequent to the Closing Seller shall have no responsibility to maintain, or cause to be maintained, in full force and effect any of the Insurance Policies or obtain any suitable replacement therefor covering any loss, liability, claim, damage or expense of the Acquired Company or any of its subsidiaries.

       (c) During the period from the date of this Agreement through the Closing Date, Seller shall cause the Acquired Company and its subsidiaries to maintain levels of inventory reasonably consistent with the business requirements of the Acquired Company and its subsidiaries, taken as a whole, giving due consideration to the current and foreseeable economic conditions.

       (d) During the period from the date of this Agreement through the Closing Date, Seller shall give notice to Purchaser of any formal investigation by any Governmental Entity that is pending, or to the knowledge of Seller, threatened against Seller, the Acquired Company or its subsidiaries that relates to the Acquired Company or any of its subsidiaries and has not been previously disclosed in Schedule 2.13.

       SECTION 4.02. Access to Information. Seller shall cause the Acquired Company and its subsidiaries to afford to Purchaser and its accountants, counsel and other representatives reasonable access, upon reasonable notice during normal business hours during the period prior to the Closing, to the personnel, properties, books, Contracts, commitments and records of the Acquired Company and its subsidiaries; provided, however, that such access does not unreasonably disrupt the normal operations of the Acquired Company and its subsidiaries.

       SECTION 4.03. Confidentiality. Purchaser acknowledges that the information being provided to it in connection with the Acquisition and the consummation of the other transactions contemplated hereby is subject to the terms of a confidentiality agreement between Purchaser and Seller (the "Confidentiality Agreement"), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Acquired Company and its subsidiaries; provided, however, that Purchaser acknowledges that any and all other information provided to it by Seller or its representatives concerning Seller or any of its subsidiaries (other than the Acquired Company and any of its subsidiaries) shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date.

        SECTION 4.04. Reasonable Best Efforts. (a) On the terms and subject to the conditions of this Agreement, each party shall use its reasonable best efforts to cause the Closing to occur, including taking all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its affiliates with respect to the Closing. Seller and Purchaser shall not, and shall not permit any of their respective affiliates to, take any actions that would, or that could reasonably be expected to, result in any of the conditions set forth in Article V not being satisfied.

       (b) Each of Seller and Purchaser shall as promptly as practicable, but in no event later than ten days following the execution and delivery of this Agreement, file or cause to be filed with the United States Federal Trade Commission (the "FTC") and the United States Department of Justice (the "DOJ") the notification and report form required for the transactions contemplated hereby. Any such notification and report form shall be in substantial compliance with the requirements of the HSR Act. Each of Seller and Purchaser shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. Seller and Purchaser shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and shall comply promptly with any such inquiry or request and shall promptly provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act. Any such supplemental information shall be in substantial compliance with the requirements of the HSR Act. Each party shall use its reasonable best efforts to obtain any clearance required under the HSR Act for the consummation of the transactions contemplated by this Agreement. Each of Seller and Purchaser shall also cooperate to make any required filings outside the United States as promptly as practicable following the execution and delivery of this Agreement, and shall each use its reasonable best efforts to obtain any clearance or approval required under the competition laws or regulations of any foreign jurisdictions for the consummation of the transactions contemplated by this Agreement. For purposes of this Section 4.04, the "reasonable best efforts" of Purchaser shall not include entering into a consent decree containing Purchaser's agreement to hold separate and/or divest and/or license the products and assets of the Acquired Company or any of its subsidiaries or Purchaser or its affiliates, as the case may be, as may be required by the FTC, the DOJ or any other Governmental Entity.

        (c) Purchaser acknowledges that certain consents and waivers with respect to the transactions contemplated by this Agreement may be required from parties to Contracts to which the Acquired Company or a subsidiary of the Acquired Company is a party and that such consents and waivers have not been obtained. Seller agrees to use its reasonable best efforts to obtain all necessary consents and waivers from third parties to the Acquired Company Contracts and Purchaser agrees to provide reasonable cooperation to Seller to obtain such consents and waivers; provided, however, that neither party shall be required to expend money, commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any such third party, except that Seller shall pay the fees and expenses of outside counsel to the holder of the Gainesville Bonds (as defined in Schedule 2.04) for any tax or other legal opinions that may be necessary in connection with the consent required under the Gainesville Bonds as a result of the transactions contemplated by this Agreement. Notwithstanding the foregoing, on or prior to the Closing Date, Seller shall arrange for the assumption by the Acquired Company of all obligations of Seller and its subsidiaries with respect to the vehicles in Seller's corporate vehicle fleet leased pursuant to the Agreement of Lease (No. 1141) dated as of January 1, 1981, as amended, with PHH Vehicle Management Services Corporation ("PHH") that are assigned to the Acquired Company and its subsidiaries, and, if required by PHH as a condition to such assumption, Purchaser or one of its affiliates, as the case may be, shall enter into one or more agreements with PHH or its affiliates in a form reasonably satisfactory to Purchaser and Seller providing for the guarantee by Purchaser of such assumption by the Acquired Company.

       (d) During the period from the date of this Agreement through the Closing Date, Seller shall, to the extent permitted by Applicable Law, reasonably cooperate with Purchaser to assist Purchaser in its effort to transition the Acquired Company and its subsidiaries from payroll and information technology services currently provided by Seller to the Acquired Company and its subsidiaries to substantially similar services to be provided by Purchaser and its subsidiaries immediately after the Closing Date. Each party hereto shall be responsible for the payment of its own costs and expenses incurred in connection with the actions contemplated by this Section 4.04(d).

        SECTION 4.05. Brokers or Finders. Each of Purchaser and Seller represents, as to itself and its affiliates, that no agent, broker, investment banker or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except, as to Seller, Credit Suisse First Boston Corporation, whose fees and expenses will be paid by Seller and, as to Purchaser and its affiliates, J.P. Morgan Securities, Inc., whose fees and expenses will be paid by Purchaser.

       SECTION 4.06. Employee Matters. (a) Credited Service. At Closing, the only employees of the Acquired Company or any of its subsidiaries shall be the Affected Employees. On and after the Closing Date, Purchaser shall give the Affected Employees full credit for all purposes (including for purposes of eligibility to participate, early retirement eligibility, early retirement subsidies, vesting and benefit accrual) under all employee benefit plans or arrangements maintained by Purchaser and its subsidiaries that are made available by Purchaser to the Affected Employees, for the Affected Employees' service with Seller and its subsidiaries to the same extent recognized by Seller and its subsidiaries immediately prior to the Closing Date; provided, that Purchaser and its subsidiaries shall not be obligated to provide credit for such service for benefit accrual purposes under any defined benefit pension plan or premium subsidy under any retiree medical plan of Purchaser and its subsidiaries. For purposes of this Agreement, "Affected Employee" means each individual who is employed by the Acquired Company or a subsidiary of the Acquired Company on the Closing Date, including any such individuals on approved leave of absence (including maternity and paternity leave, vacation, sick leave, short-term disability, military leave, jury duty and death leave, but excluding long-term disability); provided, however, that an individual on a long-term disability leave of absence from the Acquired Company or any of its subsidiaries on the Closing Date shall become an Affected Employee upon his or her return to active employment if such return to active employment occurs within 90 days after the Closing Date. Effective as of the Closing, Purchaser shall cause the Acquired Company or one of its subsidiaries to offer employment to the individual set forth in Schedule 4.06(a) (the "Designated Employee"), which offer shall be on terms and conditions in accordance with the provisions of this Section 4.06 as if such individual had been an employee of the Acquired Company immediately prior to the Closing. The current salary and bonus provided to the Designated Employee are set forth in Schedule 4.06(a). Notwithstanding anything to the contrary in this Agreement, provided that the Designated Employee accepts Purchaser's offer of employment, the Designated Employee shall be treated as of the Closing as an Affected Employee for all purposes under this Agreement.

        (b) Continuation of Benefits. Except as otherwise specifically provided in this Section 4.06, for the one-year period immediately following the Closing Date, Purchaser shall, or shall cause its subsidiaries to, provide (i) each Affected Employee with salary and bonus opportunities that are no less favorable to such Affected Employee than those in effect immediately prior to the Closing Date; and (ii) Affected Employees with employee benefit plans and arrangements (other than salary and bonus opportunities) which are, except as otherwise specifically provided in this Section 4.06, in the aggregate comparable to those provided to Purchaser's similarly situated employees, including the plans and programs described in Schedule 4.06(b) as in effect on the date hereof; provided that Purchaser shall cause the short-term disability benefits, vacation programs and fringe benefit programs in effect for Affected Employees as of the Closing Date to remain in effect without any changes adverse to the Affected Employees at least until December 31, 2002. For the avoidance of doubt, Seller shall be solely responsible for any payment pursuant to the stay-around bonus arrangements set forth in Schedule 2.06 or contemplated by Schedule 4.01 and nothing contained therein shall be deemed to supersede the obligations, liabilities or commitments of Purchaser hereunder.

       (c) Severance. Notwithstanding anything to the contrary in this Agreement, Purchaser agrees to provide each Affected Employee whose employment is terminated by Purchaser or its subsidiaries during the one-year period immediately following the Closing Date with severance benefits that are no less favorable than those provided to such Affected Employee under the severance benefit plans, programs, policies, agreements and arrangements of Seller and its subsidiaries in effect immediately prior to the Closing Date (other than any special severance contained in the stay-around bonus arrangements set forth in Schedule 2.06 or contemplated by Schedule 4.01), true and complete copies of which have been delivered or made available to Purchaser in accordance with Section 2.06(a) and 2.14(a).

        (d) Tax-Qualified Savings/401(k) Plan. (i) Effective as of the Closing Date, Purchaser shall have in effect one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (as applicable, a "Purchaser 401(k) Plan") that will provide benefits to Affected Employees. Each Purchaser 401(k) Plan shall be qualified under Section 401(a) of the Code and the trust which is a part of such plan shall be exempt from tax under Section 501(a) of the Code. Each Affected Employee who is eligible to participate in the Milacron Retirement Savings Plan (the "Seller 401(k) Plan") as of the Closing Date shall be eligible to participate in a Purchaser 401(k) Plan as soon as administratively practicable following the Closing Date.

       (ii) Effective as of the Closing Date, each Affected Employee who is eligible to participate in a Seller 401(k) Plan shall cease to participate in such Seller 401(k) Plan, and shall be fully vested, to the extent not already vested, in his or her account, if any, under Seller 401(k) Plan. As of the Closing Date or as soon as administratively practicable thereafter, Seller shall contribute to the Seller 401(k) Plan for the benefit of the Affected Employees (i) all contributions due with respect to the last plan year ending prior to the Closing Date and (ii) all employer and employee contributions for the plan year including the Closing Date to which the Affected Employees are entitled with respect to compensation earned by the Affected Employees as of the Closing Date. As soon as administratively practicable following the Closing Date, Seller shall make distributions from the Seller 401(k) Plan to the Affected Employees, as permitted under Section 401(k)(10) of the Code and as elected by the Affected Employees. Without limiting the generality of the foregoing, each Affected Employee may elect to effect, and Purchaser agrees to cause a Purchaser 401(k) Plan to accept, a "direct rollover" to such Purchaser 401(k) Plan of such Affected Employee's account balances in the Seller 401(k) Plan (including any promissory notes evidencing all outstanding loans, which loans shall, to the extent permissible under such Seller 401(k) Plan, be assumed by such Purchaser 401(k) Plan and to such extent shall not be deemed to be in default under the Seller 401(k) Plan).

        (e) Certain Welfare Benefits Matters. (i) Purchaser shall (A) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans of Purchaser and its subsidiaries ("Purchaser Welfare Plans") in which the Affected Employees and their dependents may be eligible to participate after the Closing Date to the extent waived under the applicable corresponding Benefit Plan immediately prior to the Closing Date and (B) provide each Affected Employee with credit for any co-payments and deductibles paid under the applicable Benefit Plan prior to the Closing Date in the calendar year in which the Closing Date occurs (or, if later, in the calendar year in which Affected Employees and their dependents commence participation in the applicable Purchaser Welfare Plan) for purposes of satisfying any applicable deductible or out-of-pocket requirements under any Purchaser Welfare Plans in which the Affected Employees are eligible to participate after the Closing Date. Within 60 days after the Closing, Seller shall provide to Purchaser, or cause a third-party administrator or insurer to provide to Purchaser, all data reasonably requested by Purchaser to facilitate the actions described in the previous sentence.

       (ii) Seller shall be solely responsible, in accordance with the terms of the Seller Benefit Plans as in effect immediately prior to the Closing Date, for all liabilities under the Seller Benefit Plans, including all liabilities in respect of medical, dental, life insurance and other welfare benefit claims incurred by Affected Employees and their eligible dependents prior to the Closing Date under the Seller Benefit Plans. Purchaser shall be solely responsible, in accordance with the terms of all applicable welfare plans of Purchaser and its subsidiaries for all medical, dental, life insurance and other welfare benefit claims incurred by Affected Employees and their eligible dependents on or after the Closing Date (or, if later, when such individual becomes an Affected Employee) (including short-term disability benefits in respect of individuals who became disabled on or prior to the Closing Date). Effective as of the Closing Date, Purchaser shall assume all liabilities and obligations to Affected Employees and their eligible dependents in respect of health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and applicable state law for qualifying events occurring on or after the Closing Date; provided, that Seller and its subsidiaries shall remain obligated to provide any applicable COBRA notices and continuation coverage in respect of qualifying events occurring prior to the Closing Date, and any required certificates of creditable coverage in accordance with HIPAA under the Seller Benefit Plans.

        (f) Cafeteria Plan. Purchaser shall have in effect as soon as administratively practicable following the Closing Date flexible spending reimbursement accounts under a cafeteria plan qualifying under Section 125 of the Code (a "Purchaser Cafeteria Plan") that provide benefits to Affected Employees who participated in the flexible spending reimbursement accounts under the cafeteria plan in which Affected Employees participate prior to the Closing ("Seller Cafeteria Plan") and Purchaser agrees to cause a Purchaser Cafeteria Plan to accept a transfer of the flexible spending reimbursement accounts of the Affected Employees from the Seller Cafeteria Plan and to honor and continue through the end of the calendar year in which the Closing Date occurs the elections made by each Affected Employee under the Seller Cafeteria Plan in respect of the flexible spending reimbursement accounts that are in effect immediately prior to the Closing Date; provided that confirmation of such elections has been provided by Seller to Purchaser. As soon as practicable following the Closing Date, Seller shall cause to be transferred from the Seller Cafeteria Plan to a Purchaser Cafeteria Plan the excess of the aggregate accumulated contributions to the flexible spending reimbursement accounts made during the year in which the Closing Date occurs by Affected Employees over the aggregate claims submitted prior to the Closing Date for such year with respect to such accounts by the Affected Employees. On and after the Closing Date, Purchaser shall assume and be solely responsible for all claims against the flexible spending reimbursement accounts made by Affected Employees under the Seller Cafeteria Plan, whether incurred prior to, on or after the Closing Date, that have not been submitted to Seller for payment prior to the Closing Date, and following the Closing Date Purchaser shall hold Seller and its subsidiaries harmless from any and all claims for reimbursement under the Seller Cafeteria Plan that are not submitted to Seller for payment prior to the Closing Date.

       (g) Administration. Following the date of this Agreement, Seller and Purchaser shall reasonably cooperate in all matters reasonably necessary to effect the transactions contemplated by this Section 4.06, including, to the extent permitted by Applicable Law, exchanging information and data relating to workers compensation, employee benefits and employee benefit plan coverages, and in obtaining any governmental approvals required hereunder.

        (h) Workers' Compensation. Seller shall be responsible for all claims for workers compensation benefits which are incurred prior to the Closing Date by Affected Employees that are payable under the terms and conditions of Seller's and its subsidiaries' (including the Acquired Company and its subsidiaries) workers compensation programs. Purchaser's workers compensation programs shall be responsible for all claims for benefits which are incurred from and after the Closing Date by Affected Employees that are payable under the terms and conditions of Purchaser's workers compensation programs. For purposes of this Section 4.06(h), a claim for workers compensation benefits shall be deemed to be incurred when the event giving rise to the claim occurs (each, a "Workers' Compensation Event"). If a Workers' Compensation Event occurs over a period both preceding and following the Closing, the claim shall be the joint responsibility and liability of Seller and Purchaser and shall be equitably apportioned between Seller, on the one hand, and Purchaser, on the other hand, based upon the relevant periods of time that such Workers' Compensation Event transpired preceding and following the Closing.

       SECTION 4.07. Tax Matters. (a) Pre-Closing Tax Period Tax Returns. (i) As to all Tax Returns of the Acquired Company and its subsidiaries due on or before the Closing Date and all Income Tax Returns which the Acquired Company or any of its subsidiaries files on a consolidated, combined, unitary or similar basis for which the relevant group includes Seller or any entity affiliated with Seller other than the Acquired Company and its subsidiaries, Seller shall prepare and timely file (or cause to be prepared and timely filed) such Tax Returns in a manner consistent with past practice and shall timely pay (or cause to be paid) Taxes shown as due thereon.

       (ii) As to Income Tax Returns (other than Income Tax Returns referred to in Section 4.07(a)(i)) of the Acquired Company and its subsidiaries due after the Closing Date for tax periods ending on or before the Closing Date, Seller shall prepare in a manner consistent with past practice, unless there is no reasonable basis under Applicable Law for taking the positions reflected on returns prepared in such manner, and Purchaser shall cause the Acquired Company and its subsidiaries to timely file such Income Tax Returns. Seller shall reimburse Purchaser the amount shown to be due on the final version of any such Income Tax Return prior to the filing thereof.

        (iii) As to non-Income Tax Returns of the Acquired Company and its subsidiaries for any non-Income Taxes due after the Closing Date for tax periods ending on or before the Closing Date, Purchaser shall cause the Acquired company and its subsidiaries to prepare and file such Tax Returns in a manner consistent with past practice, unless there is no reasonable basis under Applicable Law for taking the positions reflected on returns prepared in such manner; provided, however, that (1) Purchaser shall deliver any such Tax Return to Seller at least 15 business days before it is due, (2) Seller shall have sole discretion to approve or modify such Tax Return by notice at least 5 business days before such Tax Return is due and any such modification must have a reasonable basis under Applicable Law, (3) such Tax Return shall be filed (as so approved or modified) on a timely basis by the Acquired Company or its subsidiaries, as applicable, and (4) Seller shall reimburse Purchaser the amount for which Seller has an obligation to indemnify under Section 7.02(iv) shown to be due on the final version of any such Tax Return prior to the filing thereof. If, however, Purchaser would be responsible for any payment of non-Income Taxes due after the Closing Date for periods ending on or before the Closing Date, Purchaser shall cause the Acquired Company and its subsidiaries to prepare and file the Tax Returns on which such Taxes are reflected in a manner consistent with past practice, unless there is no reasonable basis under Applicable Law for taking the positions reflected on returns prepared in such manner; provided, however, that (1) Purchaser shall deliver any such Tax Return to Seller at least 15 business days before it is due, (2) Seller shall have the right to examine and comment on any such Tax Return prior to the filing thereof, and such Tax Return will not be filed without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed, (3) Seller shall either provide such written consent or notice of objection no later than 5 business days before such Tax Return is due, and (4) such Tax Return shall be filed on a timely basis by the Acquired Company or its subsidiaries, as applicable.

       (iv) Any dispute between the parties under this Section 4.07(a) shall be resolved by the Independent Expert under the principles of Section 1.04(b)(2), except that every effort shall be made by the parties and the Independent Expert to resolve the dispute prior to the due date for the applicable Tax Return.

       (b) Straddle Period Tax Returns. (i) As to any Tax Return of the Acquired Company and its subsidiaries for a tax period that begins on or before and ends after the Closing Date (a "Straddle Period"), Purchaser shall cause the Acquired Company and its subsidiaries, as applicable, to prepare and timely file such Return and pay all Taxes due with respect thereto; provided, however, that Seller shall reimburse Purchaser for any amount owed by Seller with respect to such Tax Return in accordance with Section 7.01. or Section 7.02. If any such Tax Return shall solely report Taxes for which Seller has an obligation to indemnify pursuant to Section 7.01 or Section 7.02, the proviso contained in the first sentence of Section 4.07(a)(iii) shall apply to such Tax Return. If any such Tax Return shall report any Taxes for which Seller does not have any such obligation, the proviso contained in the second sentence of Section 4.07(a)(iii) shall apply to such Tax Return.

        (ii) All Tax Returns for any tax period that includes the Closing Date shall be filed on the basis that the relevant tax period ended as of the end of the Closing Date (and thus that Section 4.07(b)(i) does not apply), unless such a Tax Return would be clearly contrary to Applicable Law.

       (iii) Taxes for which a Straddle Period Tax Return is required to be filed by Purchaser pursuant to this Section 4.07 shall be allocated between the Pre-Closing Tax Period and Post-Closing Tax Period (a) in the case of real and personal property and similar Taxes, ratably on a daily basis (taking into account the period during which the property was held in cases in which the amount of such Taxes depends upon the period during which the property was held), and (b) in the case of other Taxes, on the basis of actual operations, on a closing of the books method.

       (iv) Any dispute between the parties under this Section 4.07(b) shall be resolved by the Independent Expert under the principles of Section 1.04(b)(2), except that every effort shall be made by the parties and the Independent Expert to resolve the dispute prior to the due date for the applicable Tax Return.

       (c) Transfer Tax Returns. Seller, on the one hand, and Purchaser, on the other hand, each shall pay 50% of all Transfer Taxes; provided, however, that each of Seller, the Acquired Company and Purchaser shall use reasonable efforts to avail itself of any available exemptions from any such Transfer Taxes, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions. Seller shall pay all sales (including bulk sales), use, value-added, transfer, recording, ad valorem, privilege, documentary, gross-receipts, registration, conveyance, excise, license, stamp or similar Taxes and fees arising out of, in connection with or attributable to the transactions contemplated by Section 4.18.

       (d) Amended Tax Returns. After the Closing Date, the Acquired Company and its subsidiaries shall not file any amended Tax Return for a Pre-Closing Tax Period or Straddle Period, except that the Acquired Company and its subsidiaries may request the written consent of Seller to amend such Tax Returns solely to carryback losses or credits, and such consent shall not be unreasonably withheld or delayed.

        (e) Cooperation. Seller and Purchaser shall reasonably cooperate, and shall cause their respective affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns of the Acquired Company and its subsidiaries, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes. Seller and its affiliates will need access, from time to time after the Closing Date, to certain accounting and Tax records and information held by the Acquired Company and its subsidiaries to the extent such records and information pertain to events occurring prior to the Closing Date; therefore, Purchaser shall, and shall cause the Acquired Company and each subsidiary of the Acquired Company to, (i) use its reasonable best efforts to properly retain and maintain such records for a period of six years following the Closing Date, and (ii) allow Seller and its agents and representatives (and agents or representatives of any of its affiliates), at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records as Seller may reasonably deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at Seller's expense. If Seller provides a written request prior to the destruction of records referred to in this Section that such records should be retained beyond the six-year period specified above, Purchaser shall maintain such records for a reasonable additional period (not to exceed two years) specified by Seller, and Seller shall reimburse Purchaser for any costs associated with such retention.

        (f) Refunds and Credits. Any refund or credit of Income Taxes of the Acquired Company or any of its subsidiaries for any Pre-Closing Tax Period (other than refunds or credits that arise from a carryback of losses or credits generated during a Post-Closing Period, which shall be for the account of Purchaser) shall be for the account of Seller. Any refund or credit of Income Taxes of the Acquired Company or any of its subsidiaries for any Post-Closing Tax Period shall be for the account of Purchaser. Purchaser shall, if Seller so requests and at Seller's expense, cause the Acquired Company or any of its subsidiaries to file for and obtain any refunds or credits for Pre-Closing Tax Periods to which Seller is entitled under this Section 4.07(f); provided, however, that Seller shall indemnify the Purchaser Indemnitees (as defined in Section 7.01(a)) for any Taxes arising out of, connected with or related to obtaining such refunds or credits for Pre-Closing Tax Periods. Purchaser and the Acquired Company shall permit Seller to control the prosecution of any such refund claim for Pre-Closing Tax Periods. If Seller pays (or causes the Acquired Company or any of its subsidiaries to pay prior to the Closing Date) estimated Income Taxes for any Straddle Period in excess of the amount ultimately determined to be due for the portion of such Straddle Period ending on the Closing Date and Purchaser obtains the benefit of such excess payment, Purchaser shall promptly refund such excess to Seller. Purchaser shall be entitled to all refunds of Taxes which Purchaser pays pursuant to Section 7.01(b)(iv) and Seller shall provide such assistance as Purchaser may reasonably request in connection with obtaining any such refund. Purchaser shall be responsible for all expenses (other than a reversal of Tax benefits arising as a result of such Taxes having previously been paid) reasonably incurred by Seller in providing such assistance.

       (g) Tax Sharing Agreements. Seller shall cause the provisions of any Tax sharing agreement (or any equivalent thereof, including profit and loss sharing agreements) between Seller or any of its affiliates (other than the Acquired Company and any of its subsidiaries as of the Closing), and the Acquired Company or any of its subsidiaries, to be terminated on or before the Closing Date. After the Closing Date, neither Purchaser nor the Acquired Company or any of its subsidiaries shall have any rights or obligations under any such Tax sharing agreement, excluding any Tax sharing agreement between only the Acquired Company (or any of its subsidiaries as of the Closing) and any of its subsidiaries as of the Closing.

       (h) Closing Date. On the Closing Date, Purchaser shall cause the Acquired Company and each subsidiary of the Acquired Company to conduct its business in the ordinary course in substantially the same manner as currently conducted and on the Closing Date shall not permit the Acquired Company or any of its subsidiaries to effect any extraordinary transactions (other than any such transactions expressly required by Applicable Law or by this Agreement including, for the avoidance of doubt, the tax elections described in Section 4.07(i) and any purchase of Subsidiary Shares by one or more of Purchaser's direct or indirect wholly owned subsidiaries) that could result in (a) any additional Tax liability to Seller or any of its affiliates or any indemnification obligation of Seller for the payment of Taxes under Section 7.01(a) or Section 7.02 or (b) any Tax liability to the Acquired Company or any of its subsidiaries in excess of Tax liability associated with the conduct of its business in the ordinary course.

        (i) Section 338 Elections. Purchaser and Seller shall (i) join in making an election under Section 338(h)(10) of the Code and Section 1.338(h)(10)-1(d) of the Treasury Regulations promulgated thereunder (the "Treasury Regulations") and any comparable election under state or local Tax law with respect to the Acquired Company, Valenite Manufacturing Inc. and Valenite U.S.A. Inc. (the "Elections"), (ii) provide to the other the necessary information to permit the Elections to be made (iii) as promptly as practicable following the Closing Date, take all actions necessary and appropriate (including filing any necessary forms, returns, elections, schedules and other documents) as may be required to effect and preserve timely Elections in accordance with the provisions of Section 1.338(h)(10)-1 of the Treasury Regulations (or any comparable provisions of state or local Tax law)) and (iv) Purchaser may, but shall not be required to, make an election under Section 338(g) of the Code and the Treasury Regulations promulgated thereunder with respect to Valenite-Modco Limited, Valenite De Mexico, S.A. De C.V., Valenite-Widia Japan Inc. and Valenite-Modco Commercial Ltda.

       (j) Purchase Price Allocations. (i) Within 10 calendar days following the date of this Agreement, Seller shall deliver to Purchaser a proposed allocation of a portion of the Purchase Price to each direct or indirect subsidiary of the Acquired Company incorporated in a non-U.S. jurisdiction. Purchaser shall then have 10 calendar days to review such proposed allocations and provide Seller with notice of any disputes with respect to such allocations. If Purchaser disputes any of such allocations, Seller and Purchaser will attempt in good faith to promptly agree on allocations. If the parties cannot resolve any such dispute within 20 calendar days of the delivery of such allocations, the items in dispute shall be submitted to the Independent Expert. If the Independent Expert determines that Seller's position is materially incorrect, then Seller and Purchaser shall be bound by the allocation as determined by the Independent Expert. The Independent Expert shall make any such determination by the earlier of (A) 20 calendar days following the submission of the disputed items and (B) 3 business days prior to the Closing Date. The fees and expenses of the Independent Expert shall be borne 50% by Purchaser and 50% by Seller. The allocation determined by this Section 4.07(j)(i) for a direct or indirect subsidiary of the Acquired Company incorporated in a non-U.S. jurisdiction shall be the purchase price for the shares of such subsidiary if such shares are purchased at a separate closing pursuant to Section 1.01.

        (ii) Within 15 calendar days following the Closing Date, Seller shall deliver to Purchaser a proposed allocation of the Purchase Price, less any amounts allocated pursuant to Section 4.07(j)(i) above and including liabilities treated as assumed, among the assets of the Acquired Company and its subsidiaries incorporated in the United States (other than shares of any direct or indirect subsidiary of the Acquired Company incorporated in a non-U.S. jurisdiction). If Purchaser disputes any of such allocations, Seller and Purchaser will attempt in good faith to promptly agree on allocations. If the parties cannot resolve any such dispute within 60 calendar days of the delivery of such allocations, the items in dispute shall be submitted to the Independent Expert. If the Independent Expert determines that Seller's position is materially incorrect, then Seller and Purchaser shall be bound by the allocation as determined by the Independent Expert. The Independent Expert shall make any such determination within 30 calendar days following the submission of the disputed items. The fees and expenses of the Independent Expert shall be borne 50% by Purchaser and 50% by Seller. Within 60 calendar days of a final determination of an allocation of the complete Purchase Price, Seller shall deliver to Purchaser a completed IRS Form 8023 and the required schedules thereto ("Form 8023"), providing for each election to be made under Section 338(h)(10) of the Code and Section 1.338(h)(10)-1 of the Treasury Regulations. Amounts allocated on the Form 8023 will not include the purchase price for any shares of direct or indirect subsidiaries of the Acquired Company incorporated in a non-U.S. jurisdiction purchased at a separate closing pursuant to Section 1.01.

       (iii) Seller shall be responsible for all Taxes imposed on the Acquired Company or any of its subsidiaries arising as a result of the transfers set forth in Schedule 4.18 (the "Special Taxes"). To the extent any Special Taxes are not due and payable until after the Closing, Seller shall leave cash in the Acquired Company or one of its subsidiaries in an amount necessary to pay such Taxes and designate such cash for such purpose in a written notice provided by Seller to Purchaser at the Closing (the amount of such cash, the "Designated Amount"). Purchaser shall at Seller's expense cause the Acquired Company or such subsidiary to pay such Taxes and comply with applicable reporting rules. Seller shall make an additional payment to Purchaser to the extent that (x) the Designated Amount is less than (y) the amount of the Special Taxes. Purchaser shall refund to Seller an amount equal to any excess of (x) the Designated Amount over (y) the amount of the Special Taxes.

        (iv) Purchaser and Seller agree to file all Tax Returns consistent with the elections, allocations and forms described in this Section 4.07, except as otherwise required by a Taxing Authority or as may be required to reflect amounts treated as an adjustment to the Purchase Price. Purchaser and Seller further agree not to take any position inconsistent therewith for any Tax purpose, except as otherwise required by a Taxing Authority. The parties agree that a violation of the provisions of this Section 4.07 is a proper subject of injunctive relief.

       SECTION 4.08. Publicity. From the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby (other than the transactions contemplated in Schedule 4.18) shall be issued by either party without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall allow the other party an amount of time reasonable under the circumstances to comment on such release or announcement in advance of such issuance; provided, however, that each of the parties may make internal announcements to their respective employees that are consistent with the parties' prior public disclosures regarding the transactions contemplated hereby.

       SECTION 4.09. Resignations. On the Closing Date, Seller shall cause to be delivered to Purchaser duly signed resignations, effective immediately after the Closing, of all directors or members of other similar governing body of their position as a director or such other member (and, if requested by Purchaser in writing at least 10 business days prior to Closing, of officers of their position as an officer) of the Acquired Company and each of its subsidiaries and shall take such other action as is necessary to accomplish the foregoing; provided, however, that no such resignation by any individual shall be a resignation from employment with the Acquired Company or a subsidiary of the Acquired Company if such individual is so employed.

       SECTION 4.10. No Use of Certain Names. Purchaser shall cause the Acquired Company and each subsidiary of the Acquired Company promptly, and in any event (a) within 90 days after the Closing, to revise print advertising and product labeling to delete all references to the Names (as defined below), except to the extent such use is permitted under the License Agreement dated as of April 29, 2002, between the Acquired Company, on the one hand, and Widia GmbH, Widia Nederland B.V., Milacron Iberica S.L., Milacron U.K. Ltd., Milacron France SAS and Widia Italia S.r.l., on the other hand (the "License Agreement") and (b) within 60 days after the Closing, to change Internet domain names and websites, signage and stationery to the extent necessary to discontinue use of the Names for all corporate identification purposes. Purchaser agrees that it will not order any new print advertising, product labeling, signage or stationery, or create any new information or other materials, which uses the Names after the Closing, except with respect to the use of the Names permitted under the License Agreement. Except as otherwise provided in the License Agreement, in no event shall Purchaser, the Acquired Company or their respective subsidiaries use any Names after the Closing in any manner or for any purpose different from the use of such Names by the Acquired Company and its subsidiaries, as the case may be, during the 90-day period preceding the Closing. Within 30 days after the Closing, Purchaser shall cause the Acquired Company and each subsidiary of the Acquired Company to file applications to amend or terminate any certificate of assumed name or d/b/a or foreign filings so as to eliminate the right of the Acquired Company and its subsidiaries to use the Names for corporate identification purposes. Immediately prior to the Closing, Seller shall cause the names of the Acquired Company and each subsidiary of the Acquired Company (in each case, to the extent they make use of the Names) to be changed to names (that do not include the Names) selected by Purchaser. "Names" means "Milacron", "Widia", "Werko", "Cimcool", "Milpro", "Widacool" or any name, logo or trademark that includes "Milacron", "Widia", "Werko", "Cimcool", "Milpro" or "Widacool", any variations and derivatives thereof and any other logos or trademarks of Seller or its affiliates not included in Schedule 2.09.

        SECTION 4.11. No Further Financial Obligations. Purchaser acknowledges that in the course of conduct by the Acquired Company and its subsidiaries of their respective businesses, Seller and its affiliates (collectively, but excluding the Acquired Company and its subsidiaries, the "Seller Entities") entered into various arrangements (i) in which guarantees were issued by the Seller Entities or (ii) in which the Seller Entities are the primary obligors on other agreements, in any such case solely to support or facilitate business transactions or programs of the Acquired Company and its subsidiaries. The financing or other arrangements referred to in the foregoing clauses (i) and (ii) are hereinafter referred to as the "Guarantees", including those set forth in Schedule 4.11 which, to the knowledge of Seller, is a complete list of Guarantees. It is understood that the Guarantees shall not continue after the Closing. Purchaser agrees that Purchaser shall use its reasonable best efforts to obtain replacement Guarantees which will be in effect at the Closing or, in the case of Guarantees described in the foregoing clause (ii), will either terminate the business transactions or programs of the Acquired Company and its subsidiaries supported or facilitated by such Guarantees or arrange for itself or one of its subsidiaries to be substituted as the primary obligor thereon as of the Closing Date. In the event that Purchaser is unable to satisfy the terms of the immediately preceding sentence, Purchaser and its affiliates shall indemnify, defend and hold harmless the Seller Entities from and against any and all Losses (as defined in Section 7.02) incurred by the Seller Entities relating to the Guarantees.

       SECTION 4.12. Support Services. Purchaser acknowledges that as of the Closing Date, Seller shall have no obligation to provide any support or other services to the Acquired Company or any of its subsidiaries (including any of the services for which allocations were previously paid by the Acquired Company).

       SECTION 4.13. Post-Closing Information. Following the Closing, upon reasonable written notice to Purchaser, Purchaser shall, and shall cause the Acquired Company and each subsidiary of the Acquired Company to, afford to Seller and its affiliates reasonable access to the personnel, properties, books, contracts, commitments and records of the Acquired Company and its subsidiaries for any reasonable business purpose, including in respect of litigation, insurance matters and financial reporting of Seller and its affiliates.

        SECTION 4.14. Litigation Matters. (a) Prior to the Closing Date, Purchaser and Seller shall enter into arrangements such that on and after the Closing Date, Purchaser or the Acquired Company shall assume full responsibility for (i) the prosecution, defense and/or settlement and all other aspects of the administration of any suit, action, proceeding or arbitration by or against the Acquired Company or a subsidiary of the Acquired Company (including the matters set forth in Schedule 2.13 (other than the matters set forth in Schedule 2.13 that are also set forth in Schedule 4.14(b)), Schedule 2.15(b) and Schedule 2.19(b), but excluding the matters set forth in Schedule 4.14(b)) (collectively, the "Actions") and (ii) the timely payment of any and all losses, damages, liabilities, obligations or expenses related to or arising out of the Actions. After the Closing, Seller shall (x) promptly deliver to Purchaser (or the Acquired Company if so requested) the case files relating to the Actions and (y) provide reasonable cooperation and assistance in connection with the assumption by Purchaser of the Actions contemplated by this Section 4.14(a). Purchaser shall reimburse Seller for reasonable out-of-pocket costs and expenses (including reasonable attorney's fees and costs of investigation) incurred in assisting Purchaser pursuant to this Section 4.14(a). Seller shall not be required by this Section 4.14(a) to take any action that would interfere with the conduct of its business or disrupt its normal operations. In the event that Seller or one of its affiliates (other than the Acquired Company and any of its subsidiaries) is a party to any Action, Seller may, at its own cost and expense, continue to control the prosecution, defense and/or settlement and all other aspects of the administration of that portion of such Action that relates to or affects Seller or any of its affiliates (other than the Acquired Company and any of its subsidiaries). For the avoidance of doubt, (i) as of the Closing Seller, as the Indemnifying Party, shall assume the defense of the matters set forth in Schedule 2.15(b) in accordance with Section 7.04 and (ii) nothing contained in this Section 4.14(a) shall be deemed to limit or supercede the obligations of Seller with respect to Offsite Environmental Losses under Section 7.02.

       (b) Prior to the Closing Date, Seller, Purchaser and the Acquired Company shall enter into arrangements such that on and after the Closing Date, Seller shall assume full responsibility for (i) the prosecution, defense and/or settlement and all other aspects of the administration of the matters set forth in Schedule 4.14(b) (collectively, the "Retained Actions") and (ii) the timely payment of any and all losses, damages, liabilities, obligations or expenses related to or arising out of the Retained Actions. After the Closing, Purchaser and its affiliates (including the Acquired Company and its subsidiaries) will reasonably cooperate and assist Seller in connection with the Retained Actions. Such assistance and cooperation will include providing upon reasonable notice reasonable access to properties of the Acquired Company and its subsidiaries and copies of information, records and documents relating to the Retained Actions, using commercially reasonable efforts to make available employees to assist in connection with the Retained Actions and providing other assistance, where commercially reasonable, with respect to the Retained Actions; provided, that such assistance and cooperation does not unreasonably disrupt the normal operations of the Acquired Company and its subsidiaries. Seller shall reimburse Purchaser for reasonable out-of-pocket costs and expenses (including reasonable attorney's fees and costs of investigation) incurred in assisting Seller pursuant to this Section 4.14(b).

        SECTION 4.15. Covenants relating to Stock Pledge Agreement, Security Agreement, Receivables Facility and MSF Bonds. On or prior to the Closing Date, Seller shall have caused to be (a) released (i) all Liens in and upon the Shares and the Subsidiary Shares pursuant to the Stock Pledge Agreement dated as of October 15, 2001, as amended, between Milacron Inc. and Bankers Trust Company, as administrative agent (the "Stock Pledge Agreement") and (ii) all Liens in and upon the assets of the Acquired Company and its subsidiaries pursuant to the Security Agreement dated as of October 25, 2001, as amended, between Milacron Inc., certain of its subsidiaries and Bankers Trust Company, as administrative agent (the "Security Agreement") and (b) terminated as of the Closing Date (i) all obligations of the Acquired Company under (A) the Amended and Restated Purchase and Sale Agreement dated as of March 18, 1994, as amended, among Cincinnati Milacron Marketing Company, Valenite Inc. and Cincinnati Milacron Commercial Corp. and (B) the Third Amended and Restated Receivables Purchase Agreement dated as of November 15, 2001, as amended, among Milacron Inc., Talbot Holdings, Ltd., Milacron Marketing Company, Market Street Funding Corporation and PNC Bank, National Association (the agreements specified in clauses (i)(A) and (B) are collectively referred to as the "Receivables Facility") and (ii) all interests in the Receivables and the Related Assets (each as defined in the Receivables Facility) of the Acquired Company created pursuant to the Receivables Facility. In addition, on or prior to the Closing Date, Seller shall deposit an amount sufficient to redeem all outstanding Michigan Strategic Fund Variable Rate Demand Limited Obligation Revenue Bonds, Series 1995 (Cincinnati Milacron Inc. Project) (the "MSF Bonds") into the Bond Fund established pursuant to Section 5.2 of the Trust Indenture dated April 1, 1995, by and between Michigan Strategic Fund ("MSF") and PNC Bank, Ohio, National Association, Trustee (the "MSF Indenture"), and direct MSF to direct such Trustee to call all of the MSF Bonds for redemption pursuant to Section 3.6 of the Loan Agreement dated April 1, 1995, between MSF and Cincinnati Milacron Inc. and Article 8 of the MSF Indenture. On or prior to the Closing Date, Seller shall have delivered to Purchaser written evidence of the release and termination set forth in the first sentence of this Section 4.15 and of the deposit of funds set forth in the second sentence of this Section 4.15.

        SECTION 4.16. Intercompany Liabilities; Indebtedness. (a) Prior to the close of business on the Closing Date, Seller shall, and shall cause each of its subsidiaries to, settle (i) all intercompany receivables and payables that were incurred prior to the 60th day preceding the Closing Date and arise from trade transactions between the Acquired Company or a subsidiary of the Acquired Company, on the one hand, and Seller or any of its subsidiaries (other than the Acquired Company and its subsidiaries), on the other hand, and (ii) all intercompany loans and advances between the Acquired Company or a subsidiary of the Acquired Company, on the one hand, and Seller or any of its subsidiaries (other than the Acquired Company and its subsidiaries), on the other hand.

       (b) Seller shall, and shall cause each of its subsidiaries (other than the Acquired Company and its subsidiaries) to, settle on the date of payment of the Purchase Price adjustment in accordance with Section 1.04(c) (the "Purchase Price Adjustment Payment Date") all intercompany receivables that (i) arise from trade transactions between the Acquired Company or a subsidiary of the Acquired Company, on the one hand, and Seller or any of its subsidiaries (other than the Acquired Company and its subsidiaries), on the other hand, (ii) were incurred within the 60-day period immediately preceding the Closing Date, (iii) are owed to the Acquired Company or a subsidiary of the Acquired Company by Seller or any of its subsidiaries (other than the Acquired Company and its subsidiaries), (iv) were disclosed on, or reflected in, the Statement and (v) were not otherwise settled prior to or on the Purchase Price Adjustment Payment Date in an amount equal to the amount of such intercompany receivables as disclosed on, or reflected in, the Statement. Purchaser shall, and shall cause each of its subsidiaries (including the Acquired Company and its subsidiaries) to, settle as of the Purchase Price Adjustment Payment Date all intercompany payables that (i) arise from trade transactions between the Acquired Company or a subsidiary of the Acquired Company, on the one hand, and Seller or any of its subsidiaries (other than the Acquired Company and its subsidiaries), on the other hand, (ii) were incurred within the 60-day period immediately preceding the Closing Date, (iii) are owed by the Acquired Company or a subsidiary of the Acquired Company to Seller or any of its subsidiaries (other than the Acquired Company and its subsidiaries), (iv) were disclosed on, or reflected or reserved against in, the Statement and (v) were not otherwise settled prior to or on the Purchase Price Adjustment Payment Date in an amount equal to the amount of such intercompany payables as disclosed on, or reflected in, the Statement (net of any amounts reserved against such intercompany payables in the Statement).

        (c) Prior to the close of business on the Closing Date, Seller shall (i) assume or extinguish, or cause to be extinguished, all obligations for borrowed money of the Acquired Company and its subsidiaries (other than such obligations that are the subject of Section 4.16(a) or Section 4.16(b), in which case, such respective Sections shall apply, other than Permitted Indebtedness and other than the guarantee of the Acquired Company in respect of the Gainesville bonds) and (ii) all guarantees by the Acquired Company and its subsidiaries of any obligations for borrowed money of Seller and its subsidiaries (other than the Acquired Company and its subsidiaries). "Permitted Indebtedness" shall mean third party debt of Valenite-Widia Japan Inc. not to exceed $4,000,000 (which amount shall include the debt under the receivables financing program of Valenite-Widia Japan Inc.) incurred in the ordinary course of business.

       SECTION 4.17. Commercial Arrangements. (a) For a period of not less than two years immediately following the Closing Date, each of Seller and Purchaser shall, or shall cause its affiliates to, continue the commercial arrangements outlined in Schedule 4.17(a) in a manner substantially consistent with current practice (including in accordance with the material terms of such commercial arrangements as outlined in Schedule 4.17(a)).

       (b) Each of Seller and Purchaser shall execute, or cause to be executed by its affiliates specified to be parties thereto, the Supply Agreements in the forms attached hereto as Exhibits B-1, B-2 and B-3, with such modifications, if any, as may be mutually agreed between Seller and Purchaser (the "Supply Agreements"), as of the Closing Date.

       SECTION 4.18. Certain Pre-Closing Matters. Prior to the Closing, notwithstanding anything to the contrary contained in this Agreement, Seller shall effect the transfers of the shares and assets as outlined in Schedule 4.18, such transfers to be effected as soon as practicable following the date of this Agreement.

       SECTION 4.19. Certain Pre-Closing Transactions. Prior to the Closing, Seller shall take the actions set forth in Schedule 4.19.

       SECTION 4.20. Further Assurances. After the Closing, each party shall take such further actions and execute such further documents as may be reasonably necessary or reasonably requested by the other party in order to effectuate the intent of this Agreement and to provide such other party in all material respects with the intended benefits of this Agreement.

ARTICLE V
Conditions Precedent

       SECTION 5.01. Conditions to Each Party's Obligation. The obligation of Purchaser to purchase and pay for the Shares and the obligation of Seller to sell the Shares is subject to the satisfaction (or waiver by Purchaser and Seller) on or prior to the Closing Date of the following conditions:

       (a) Governmental Approvals. The waiting period under the HSR Act shall have expired or been terminated. All other material Consents or orders of, or registrations, declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity necessary for the consummation of the Acquisition shall have been obtained or filed or shall have occurred or expired.

       (b) No Injunctions or Restraints. No Applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Acquisition shall be in effect.

       SECTION 5.02. Conditions to Obligation of Purchaser. The obligation of Purchaser to purchase and pay for the Shares is subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of the following conditions:

       (a) Representations and Warranties. The representations and warranties of Seller in this Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date), and Purchaser shall have received a certificate signed by an authorized officer of Seller to such effect.

        (b) Performance of Obligations. Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing; provided that Seller shall have complied with the obligations and covenants contained in Sections 4.09, 4.15 and 4.16 in all respects, and Purchaser shall have received a certificate signed by an authorized officer of Seller to such effect.

       (c) Consummation of Certain Pre-Closing Transactions. The transactions outlined in Schedule 4.18 shall have been consummated; it being agreed and acknowledged that Purchaser is not permitted to waive the condition set forth in this Section 5.02(c) prior to the 21st day following the last to be satisfied of the conditions set forth in Section 5.01.

       SECTION 5.03. Conditions to Obligation of Seller. The obligation of Seller to sell the Shares is subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

       (a) Representations and Warranties. The representations and warranties of Purchaser made in this Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date), and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

       (b) Performance of Obligations of Purchaser. Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing, and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

       SECTION 5.04. Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article V to be satisfied if such failure was caused by such party's failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 4.04.

ARTICLE VI
Termination, Amendment and Waiver

       SECTION 6.01. Termination. (a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

       (i) by mutual written consent of Seller and Purchaser;

       (ii) by Seller if any of the conditions set forth in Section 5.01 or 5.03 shall have become incapable of fulfillment, and shall not have been waived by Seller;

       (iii) by Purchaser if any of the conditions set forth in Section 5.01 or 5.02 shall have become incapable of fulfillment, and shall not have been waived by Purchaser; or

       (iv) by Seller or Purchaser, if the Closing does not occur on or prior to December 31, 2002;

       provided, however, that the party seeking termination pursuant to clause (ii), (iii) or (iv) is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

       (b) In the event of termination by Seller or Purchaser pursuant to this Section 6.01, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by either party. If the transactions contemplated by this Agreement are terminated as provided herein:

       (i) Purchaser shall return all documents and other material received from Seller, the Acquired Company or any other affiliate of Seller relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof; and

       (ii) all confidential information received by Purchaser with respect to the business of Seller and its affiliates (including the Acquired Company and its subsidiaries) shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

        SECTION 6.02. Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 6.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 4.03 relating to the obligation of Purchaser to keep confidential certain information and data obtained by it, (ii) Section 9.03 relating to certain expenses, (iii) Section 4.05 relating to finder's fees and broker's fees, (iv) Section 6.01 and this Section 6.02 and (v) Section 4.08 relating to publicity. Nothing in this Section 6.02 shall be deemed to release either party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of either party to compel specific performance by the other party of its obligations under this Agreement.

ARTICLE VII
Indemnification

       SECTION 7.01. Tax Indemnification. (a) Subject to the limitations set forth in Section 7.05, from and after the Closing Date, Seller shall indemnify Purchaser and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the "Purchaser Indemnitees") against and hold them harmless from (i) all liability for Income Taxes of the Acquired Company and its subsidiaries for the Pre-Closing Tax Period, (ii) all liability as a result of Treasury Regulation § 1.1502-6(a) (or any similar provision of state, local or foreign law) for Income Taxes resulting from the Acquired Company or one of its subsidiaries being a member of a consolidated group on or before the Closing Date, (iii) all liability for Taxes arising from any Tax sharing agreement that is required to have been terminated pursuant to Section 4.07(g), excluding any Tax sharing agreement between only the Acquired Company (or any of its subsidiaries as of the Closing) and any of its subsidiaries as of the Closing, or other contractual agreement to which the Acquired Company or one of its subsidiaries was a party prior to the Closing Date, (iv) all liability of the Acquired Company and its subsidiaries for Taxes of any other person as transferee or successor or by contract or otherwise, (v) all liability for Taxes arising as a result of (A) the Section 338(h)(10) elections and any comparable elections made under state or local Tax law described in Section 4.07 (i) or (B) any restructuring, reorganization, divestiture, merger or acquisition undertaken by Seller, the Acquired Company or any of its subsidiaries, on or prior to the Closing Date, in contemplation of the transactions described in this Agreement, including the transactions contemplated in Schedule 4.18 and (vi) all liability for reasonable legal fees and expenses, interest, penalties and additions to Tax attributable to any item in clause (i), (ii), (iii), (iv) or (v) above. Notwithstanding the foregoing, Seller shall not indemnify and hold harmless any Purchaser Indemnitee under this Section 7.01(a) from any liability for Taxes attributable to any action taken on or after the Closing Date by Purchaser, any of its affiliates (including the Acquired Company or any of its subsidiaries as of the Closing), or any transferee of Purchaser or any of its affiliates (other than any action expressly required by this Agreement, permitted by this Agreement unless (in the case of actions not expressly permitted by this Agreement) it could reasonably be expected that such action would result in an increase in the amount of Taxes for which indemnification by Seller would otherwise be required pursuant to this Section 7.01(a), or expressly required by Applicable Law) (a "Purchaser Tax Act") or attributable to a breach by Purchaser of its obligations under this Agreement.

       (b) From and after the Closing Date, Purchaser shall indemnify Seller and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the "Seller Indemnitees") against and hold them harmless from (i) all liability of Seller following the Closing Date for Taxes other than Income Taxes of the Acquired Company and its subsidiaries for all taxable periods whether ending before, on or after the Closing Date, except to the extent provided in Section 7.02, and for Income Taxes for any Post-Closing Tax Period, (ii) all liability of Seller for Taxes attributable to a Purchaser Tax Act or to a breach by Purchaser of its obligations under this Agreement, (iii) all liability for Taxes arising as a result of the Section 338(g) elections made pursuant to Section 4.07(i), (iv) all liability for Taxes arising as a result of the separate closings for subsidiaries of the Acquired Company incorporated in non-U.S. jurisdictions pursuant to Section 1.01 that would not have arisen as a result of the transactions provided for in this Agreement but for such separate closings and (v) all liability for reasonable legal fees and expenses attributable to any item in clause (i), (ii), (iii) or (iv) above.

       (c) Taxes for Straddle Periods shall be allocated to the Pre-Closing Tax Period and the Post-Closing Tax Period in accordance with the principles of Section 4.07(b)(ii).

       (d) Responsibility for Taxes arising as a result of the separate closings for subsidiaries of the Acquired Company incorporated in non-U.S. jurisdictions pursuant to Section 1.01 that would have arisen as a result of the transactions provided for in this Agreement even in the absence of such separate closings shall be allocated between Purchaser and Seller under Sections 7.01, 7.02 and 4.07(c) hereof as though such separate closings had not occurred.

       SECTION 7.02. Other Indemnification by Seller. Subject to the limitations set forth in Section 7.05 or Section 7.06, from and after the Closing, Seller shall indemnify, defend and hold harmless the Purchaser Indemnitees against any and all claims, losses, damages, liabilities, obligations or expenses, including (x) reasonable legal fees and expenses of outside counsel and (y) to the extent required to comply with Environmental Laws or by any Governmental Entity pursuant to Environmental Laws, reasonable fees and expenses of outside environmental consultants, and costs of sampling, testing, investigation, removal, treatment and remediation of contamination (collectively, "Losses") (other than any Loss relating to Taxes to the extent that indemnification payments for such Loss have been made pursuant to Section 7.01), to the extent arising or resulting from any of the following:

       (i) any breach of any representation or warranty of Seller contained in this Agreement or in the certificate delivered pursuant to Section 5.02(a);

       (ii) any breach of any covenant or agreement made by Seller contained in this Agreement or in the certificate delivered pursuant to Section 5.02(b);

       (iii) any fees, expenses or other payments incurred or owed by Seller to any agent, broker, investment banker or other firm or person retained or employed by it in connection with the transactions contemplated by this Agreement;

       (iv) any Taxes (other than Income Taxes) of the Acquired Company or any of its subsidiaries attributable to the Pre-Closing Tax Period, but only to the extent such Taxes attributable to the Pre-Closing Tax Period exceed the aggregate amount of Taxes attributable to the Pre-Closing Tax Period shown on the Statement;

       (v) the Receivables Facility;

       (vi) any Seller Benefit Plan except to the extent expressly assumed by Purchaser under Section 4.06;

       (vii) the offsite disposal, treatment or storage (or arrangement for such disposal, treatment or storage) of any Hazardous Substances by or in connection with the operation of the Acquired Company and its subsidiaries prior to Closing, including to the extent arising or resulting from the offsite locations described in Schedule 2.15(b) ("Offsite Environmental Losses"); and

       (viii) the Excluded Liabilities (as defined in Section 9.05(b));

       provided, however, that clause (i) shall apply to any breach of any representation or warranty of Seller contained in Section 2.12(f) without regard to the materiality qualification contained in such representation or warranty.

       SECTION 7.03. Other Indemnification by Purchaser. From and after the Closing, Purchaser shall indemnify, defend and hold harmless the Seller Indemnitees from and against any and all Losses (other than any Loss relating to Taxes, for which indemnification provisions are set forth in Section 7.01), to the extent arising or resulting from any of the following:

       (i) any breach of any representation or warranty of Purchaser contained in this Agreement or in the certificate delivered pursuant to Section 5.03(a);

       (ii) any breach of any covenant or agreement made by Purchaser contained in this Agreement or in the certificate delivered pursuant to Section 5.03(b);

       (iii) any guarantee or obligation to assure performance given or made by Seller or any of its affiliates (other than the Acquired Company or any of its subsidiaries) with respect to any obligation of the Acquired Company or any of its subsidiaries;

       (iv) all obligations, liabilities and commitments of whatever kind and nature, primary or secondary, direct or indirect, express, implied, liquidated, absolute, contingent or otherwise, known or unknown, whether or not accrued, whether arising before, on or after the Closing Date, of the Acquired Company or a subsidiary of the Acquired Company, including any such obligations or liabilities relating to (x) any Acquired Company Contract or any agreement, lease, license, permit, plan or commitment that, because it fails to meet the relevant threshold amount or term, is not included within the definition of Acquired Company Contracts, (y) any Acquired Company Benefit Plan or (z) any Action, except, in any such case, to the extent Seller is required to provide indemnification for such obligations, liabilities and commitments under Section 7.02;

       (v) any discontinuance, suspension or modification on or after the Closing Date of any Acquired Company Benefit Plan; and

       (vi) any claim that the purchase and sale of the Shares or the transactions contemplated hereby give rise to any severance or other benefits under any Benefit Plan, except, in any such case, to the extent any such claim results in a Loss for which indemnification is available (without regard to the limitations set forth in Section 7.06(a)(ii)) to a Purchaser Indemnitee in accordance with Section 7.02.

       SECTION 7.04. Indemnification Procedures. (a) (i) Procedures Relating to Indemnification of Third Party Claims. If any party (the "Indemnified Party") receives written notice of the commencement of any action or proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment (in each case other than with respect to Taxes, other than for Taxes due solely as a result of indemnification for claims other than Tax Claims) for which indemnity may be sought under Section 7.02 or 7.03 (a "Third Party Claim"), and such Indemnified Party intends to seek indemnity pursuant to this Article VII, the Indemnified Party shall promptly provide the other party (the "Indemnifying Party") with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from liability on account of this indemnification, except if and to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party will have 45 days from receipt of any such notice of a Third Party Claim to give notice to assume the defense thereof. If notice to the effect set forth in the immediately preceding sentence is given by the Indemnifying Party, the Indemnifying Party will have the right to assume the defense of the Indemnified Party against the Third Party Claim with counsel of its choice; provided, that the Indemnified Party does not reasonably object to such counsel. Notwithstanding the foregoing, the Indemnifying Party will not have the right to assume the defense of any Third Party Claim relating to Environmental Losses (as defined in Section 7.06(a)(iv)) ("Third Party Environmental Claims"); provided, that in assuming the defense of any Third Party Environmental Claims, the Indemnified Party shall (x) retain counsel not reasonably objected to by the Indemnifying Party and (y) consult on a regular basis with the Indemnifying Party regarding such claims (including any remedial actions or investigations relating to such claims) and provide the Indemnifying Party with any reports, communications with Governmental Entities or other documentation the Indemnifying Party may reasonably request, to the extent such consultation or provision of information shall not require the waiver of the Indemnified Party's attorney-client privilege with respect thereto. If the Indemnifying Party does not assume the defense of such Third Party Claim within 45 days of receipt of such notice, the Indemnified Party against which such Third Party Claim has been asserted will have the right to assume the defense thereof, at its sole cost and expense (or, if the Indemnified Party incurs a Loss with respect to the matter(s) in question for which it is entitled to indemnification pursuant to Section 7.01 or 7.02, as applicable, at the expense of the Indemnifying Party), upon delivery of notice to such effect to the Indemnifying Party; provided, however, that if the Indemnifying Party at any time thereafter agrees to assume the defense of such Third Party Claim, the Indemnifying Party shall bear the reasonable fees, costs and expenses of the Indemnified Party's counsel incurred prior to the time of the Indemnifying Party's assumption of such defense. So long as the Indemnifying Party has the right to assume and has assumed the defense of the Third Party Claim in accordance herewith, (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (B) the Indemnified Party will not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party and (C) the Indemnifying Party will not (i) admit to any wrongdoing or (ii) consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim to the extent such judgment or settlement (1) provides for equitable or other prospective relief or materially adversely affects the operation and conduct of the Business of the Acquired Company and its subsidiaries or (2) relates to or arises in connection with a criminal proceeding, action, indictment, allegation or investigation, in each case, without the prior written consent of the Indemnified Party (which written consent, solely in the case of a judgment or settlement described in clause (C)(ii)(2) above, shall not be unreasonably withheld or delayed). The parties will use reasonable best efforts to minimize Losses from Third Party Claims and will act in good faith in responding to, defending against, settling or otherwise dealing with such claims. The parties will also cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnifying Party has assumed the defense, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any judgment that was consented to without the Indemnifying Party's prior written consent (which written consent, solely in the case where the Indemnifying Party has not assumed the defense, shall not be unreasonably withheld or delayed).

       (ii) Procedures for Non-Third Party Claims. The Indemnified Party will notify the Indemnifying Party in writing promptly of its discovery of any matter that does not involve a Third Party Claim being asserted against or sought to be collected from the Indemnified Party, giving rise to the claim of indemnity pursuant hereto. The failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party from liability on account of this indemnification, except if and to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party will have 45 days from receipt of any such notice to give notice of dispute of the claim to the Indemnified Party. The Indemnified Party will reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation will include providing upon reasonable notice reasonable access to the properties of the Acquired Company and its subsidiaries and copies of information, records and documents relating to such matters, using commercially reasonable efforts to make available employees to assist in the investigation, defense and resolution of such matters and providing other assistance, where commercially reasonable, with respect to such matters; provided, that such assistance and cooperation does not unreasonably disrupt the normal operations of the Acquired Company and its subsidiaries.

       (b) Procedures Relating to Indemnification of Tax Claims. (i) If one party is responsible for the payment of Taxes pursuant to Section 7.01 or Section 7.02 of this Agreement (the "Tax Indemnifying Party"), and the other party to this Agreement (the "Tax Indemnified Party") receives a notice of deficiency, proposed adjustment, adjustment, assessment, audit, examination, suit, dispute or other claim (a "Tax Claim") with respect (in whole or in part) to such Taxes, the Tax Indemnified Party shall promptly notify the Tax Indemnifying Party in writing of such Tax Claim. The failure to so notify the Tax Indemnifying Party shall not relieve the Tax Indemnifying Party of its liability on account of indemnification, except to the extent that the Tax Indemnifying Party is actually prejudiced thereby.

       (ii) The Tax Indemnifying Party shall assume and control the applicable audit or examination and the defense of a Tax Claim for which a majority of the Taxes potentially due are Taxes for which it has an obligation to indemnify the Tax Indemnified Party pursuant to Section 7.01 or Section 7.02 of this Agreement, and the Tax Indemnified Party and its affiliates shall provide such cooperation as the Tax Indemnifying Party may reasonably request in pursuing such contest, including execution of limited powers of attorney in favor of the Tax Indemnifying Party. Where a Tax Claim is not assumed and controlled by the Tax Indemnifying Party (either because the Tax Indemnifying Party did not elect to assume and control such contest or because the Tax Indemnifying Party did not have the right to assume and control such contest), the Tax Indemnifying Party agrees that it and its affiliates shall provide such cooperation as the Tax Indemnified Party may reasonably request in connection with such contest.

       (iii) Both parties agree to pursue with reasonable diligence the defense of Tax Claims that they control under this Section 7.04(b).

       (iv) Notwithstanding anything to the contrary contained herein, the party controlling the applicable audit or examination or the defense of a Tax Claim agrees to keep the other party reasonably informed of all material developments and events relating to such Tax Claim with respect to Taxes for which such other party is responsible under Section 7.01 or Section 7.02, and the other party, at its own cost and expense and with its own counsel, shall have the right to participate in (but not control) the applicable audit or examination and defense of such Tax Claim with respect to Taxes for which such other party is responsible under Section 7.01 or Section 7.02. Each party agrees to take such steps as are reasonably available to it to permit the other party to exercise the participation rights described in this Section 7.04(c)(iv).

       (v) In no case shall any Tax Indemnified Party or Tax Indemnifying Party settle or otherwise compromise any Tax Claim without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, Seller may settle or otherwise comprise a Tax Claim relating to Taxes without the consent of Purchaser where such settlement or compromise does not materially impact Taxes of Purchaser, including Taxes for a Post-Closing Period, for which Seller does not have an obligation to indemnify under Section 7.01 or Section 7.02.

       SECTION 7.05. Limitations on Tax Indemnification. Seller shall not have an obligation to indemnify and hold harmless Purchaser or its affiliates for the payment of Taxes pursuant to Section 7.01(a) or Section 7.02(iv) unless Seller receives a written notice of a claim for indemnification prior to the time the applicable statute of limitations with respect to the liability for Taxes in question expires; provided, however, that this limitation shall not apply if neither Purchaser, nor an affiliate thereof, as the case may be, has notice of liability for Taxes for which it seeks indemnification pursuant to Section 7.01(a) or 7.02(iv) until after or shortly before the applicable statute of limitations expires, and neither Purchaser, nor an affiliate thereof, as the case may be, can, using reasonable best efforts to provide such notice, provide notice of a claim for indemnification to Seller before such statute of limitations expires.

       SECTION 7.06. Limitations on Indemnification. (a) Notwithstanding the foregoing provisions of this Article VII:

       (i) Seller shall not be responsible, pursuant to Section 7.02, (A) for any indemnifiable Losses suffered by any Purchaser Indemnitee arising out of a breach of any representation or warranty of Seller included herein unless a claim therefor is asserted in writing within eighteen months after the Closing Date, failing which such claim shall be waived and extinguished; provided, however, that a claim with respect to a breach of (w) the representations and warranties of Seller set forth in Sections 2.02 and 2.05 to the extent they relate to the title to the Shares and the Subsidiary Shares may be made if asserted in writing at any time after the Closing Date, (x) the representations and warranties of Seller set forth in Section 2.03 to the extent they relate to the authorization of this Agreement may be made if asserted in writing at any time after the Closing Date, (y) the representations and warranties of Seller set forth in Section 2.12 may be made if asserted in writing at any time after the Closing Date until 45 days following the applicable statute of limitations and (z) the representations and warranties of Seller set forth in Section 2.15(b) maybe made if asserted in writing within seven years after the Closing Date, in each case failing which such claims shall be waived and extinguished or (B) any indemnifiable Offsite Environmental Losses unless a claim therefor is asserted in writing within ten years after the Closing Date;

       (ii) Seller shall not be liable, pursuant to Section 7.02(i) (other than for any breach of the representations and warranties of Seller set forth in (A) Sections 2.02 and 2.05 to the extent they relate to the title to the Shares and the Subsidiary Shares and or (B) Section 2.15(b)) or Section 7.02 (iv), for (x) any Losses suffered by any Purchaser Indemnitee unless the aggregate of all Losses suffered by the Purchaser Indemnitees covered by this clause (ii) exceeds, on a cumulative basis, an amount equal to $3,500,000, and then only to the extent of any such excess or (y) any individual items where the Loss relating thereto is less than $25,000 (which individual items shall not be aggregated for purposes of the immediately preceding clause (x) unless they are part of a series of related items arising out of the same set of facts, in which case they shall be so aggregated);

       (iii) the aggregate liability of Seller hereunder (A) pursuant to Section 7.02(i) (other than for any breach of the representations and warranties of Seller set forth in (x) Sections 2.02 and 2.05 to the extent they relate to the title to the Shares and Subsidiary Shares or (y) in Section 2.15(b)) or Section 7.02(iv), for Losses suffered by the Purchaser Indemnitees shall in no event exceed $80,000,000, (the "General Cap"), (B) pursuant to Section 7.02(i) (solely with respect to any breach of the representations and warranties of Seller set forth in Sections 2.02 and 2.05 to the extent they relate to the title to the Shares and the Subsidiary Shares) or Section 7.02(vi), for Losses suffered by the Purchaser Indemnitees shall in no event exceed $175,000,000 (the "Special Cap") and (C) pursuant to Section 7.02(vii), for Losses suffered by the Purchaser Indemnitees shall in no event exceed $175,000,000 (the "Offsite Cap");

       (iv) Seller shall not be liable, pursuant to Section 7.02(i) (solely with respect to any breach of the representations and warranties of Seller set forth in Section 2.15(b)), for (x) any Losses suffered by any Purchaser Indemnitee unless the aggregate of all Losses suffered by the Purchaser Indemnitees covered by this clause (iv) (such Losses, "Environmental Losses") exceeds, on a cumulative basis, an amount equal to $5,000,000, following which, Seller shall only be liable for: (A) 50% of Environmental Losses, if any, greater than $5,000,000 and less than or equal to $20,000,000; (B) all Environmental Losses, if any, greater than $20,000,000 and less than or equal to $80,000,000; and (C) 50% of Environmental Losses, if any, greater than $80,000,000 and less than or equal to $175,000,000 (the "Environmental Cap") or (y) any individual items where the Environmental Loss relating thereto is less than $8,750 (which individual items shall not be aggregated for purposes of the immediately preceding clause (x) unless they are part of a series of related items arising out of the same set of facts, in which case, they shall be so aggregated);

       (v) Seller shall have liability for Environmental Losses and Offsite Environmental Losses incurred by any Purchaser Indemnitee (including the Acquired Company or any of its subsidiaries), in each case, only to the extent such Environmental Losses or Offsite Environmental Losses were incurred to comply with any applicable Environmental Laws or any order or directive arising thereunder using, in the case of any remedial action taken by or on behalf of any Purchaser Indemnitee (including the Acquired Company or any of its subsidiaries) after the Closing, reasonable and recognized remediation protocols and techniques that are economically reasonable in relation to other reasonable and recognized remediation protocols and techniques; provided, however, that Seller shall not have liability for such Environmental Losses or Offsite Environmental Losses to the extent Purchaser or any other party after Closing contributed to the condition or circumstance forming the basis of such Environmental Losses or Offsite Environmental Losses;

       (vi) notwithstanding anything to the contrary in this Section 7.06, the aggregate liability of Seller under the General Cap, the Special Cap, the Environmental Cap and the Offsite Cap for Losses suffered by the Purchaser Indemnitees shall in no event exceed $175,000,000; and

       (vii) neither party hereto shall be liable to the other for indirect, special, incidental, consequential or punitive damages claimed by such other party resulting from such first party's breach of its covenants, representations or warranties or any other indemnification obligation hereunder; provided, that nothing in this clause (vii) shall prevent either party from recovering such damages from the other party that are claimed by a third party pursuant to its Third Party Claim.

       In no event shall Seller be obligated to indemnify Purchaser or any other person with respect to any matter to the extent that such matter was reflected in the calculation of the adjustment to the Purchase Price, if any, pursuant to Section 1.04(c).

       (b) Purchaser acknowledges and agrees that, other than the representations and warranties of Seller specifically contained in this Agreement or in the certificate delivered pursuant to Section 5.02(a), none of Seller, the Acquired Company, the subsidiaries of the Acquired Company or any other person has made any representation or warranty either expressed or implied (A) with respect to the Acquired Company and its subsidiaries or their respective assets and liabilities, the transactions contemplated hereby or the Shares or (B) as to the accuracy or completeness of any information regarding the Acquired Company and its subsidiaries furnished or made available to Purchaser and its representatives (including the Confidential Information Memorandum relating to the Metalcutting Tools Business of Seller dated February 2001 and the Confidential Information Memorandum relating to the Metalworking Technologies Group of Seller dated February 2001, both of which were prepared by Credit Suisse First Boston Corporation, and any information, documents or material made available to Purchaser and its representatives in certain "data rooms", management presentations or any other form).

       (c) Purchaser further acknowledges and agrees that, should the Closing occur, its sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Acquired Company and its subsidiaries or their respective assets and liabilities, the transactions contemplated hereby and the Shares (other than claims of, or causes of action arising from, fraud) shall be pursuant to the indemnification provisions set forth in this Article VII. In furtherance of the foregoing, Purchaser (on behalf of itself and its affiliates (including the Acquired Company)) hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud) Purchaser, the Acquired Company or any of their respective subsidiaries or any other Purchaser Indemnitee may have against Seller or any of its affiliates arising under or based upon any Federal, state, local or foreign statute, law, ordinance, rule or regulation or otherwise (except pursuant to the indemnification provisions set forth in this Article VII).

       SECTION 7.07. Calculation of Indemnity Payments. The amount of any Loss for which indemnification is provided under this Article VII shall be net of any amounts actually recovered by the Indemnified Party under insurance policies or under any underground storage tank or similar environmental reimbursement program with respect to such Loss (such policies and programs, the "Available Policies and Programs"). The Indemnified Party agrees to use its reasonable best efforts to pursue (and collect on) any recovery available under any Available Policies and Programs; provided, that the Indemnifying Party shall not be entitled to withhold the payment of any Loss for which indemnification is provided under this Article VII pending the resolution of the pursuit of any such recovery. For purposes of determining amounts actually recovered under any Available Policies and Programs, the actual amount recovered shall be net of any expenses incurred by the Indemnified Party in pursuing (and collecting on) any such recoveries (including any increases in insurance premiums, any retrospective premium adjustments and experience-based premium adjustments, in each case, to the extent directly resulting from such recovery).

       SECTION 7.08. Tax Treatment of Indemnification. For all Tax purposes, Purchaser and Seller agree to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price unless a final determination (which shall include the execution of an IRS Form 870-AD or successor form, to the extent applicable) provides otherwise.

ARTICLE VIII
Non-Solicitation; Non-Competition

       SECTION 8.01. Covenant Not To Solicit for Employment. (a) For a period of one year from and after the Closing Date, Seller shall not, and shall cause each of its affiliates not to, directly or indirectly, solicit or recruit any management-level employee of the Acquired Company or a subsidiary of the Acquired Company; provided, however, that the foregoing provisions shall not apply to (i) a general advertisement or solicitation program that is not specifically targeted at such persons or (ii) the solicitation of any management-level employee of the Acquired Company or a subsidiary of the Acquired Company whose employment by the Acquired Company or such subsidiary has been terminated.

       (b) For a period of one year from and after the Closing Date, Purchaser shall not, and shall cause each of its affiliates not to, directly or indirectly, solicit or recruit any management-level employee of Seller or any of its subsidiaries; provided, however, that the foregoing provisions shall not apply to (i) a general advertisement or solicitation program that is not specifically targeted at such persons or (ii) the solicitation of any management-level employee of Seller or any of its subsidiaries whose employment by Seller or such subsidiary has been terminated.

       SECTION 8.02. Seller's Covenant Not To Compete. Except as provided in Section 8.03, for a period of three years from and after the Closing Date, Seller shall not, and shall cause its affiliates not to, engage in the business of manufacturing, marketing, distributing or selling inserts and tool holders (or any components thereof) of the type that the Acquired Company and its subsidiaries manufacture, market, distribute or sell as of the date hereof (the "Business"); provided, however, that (i) Seller and its affiliates may own as a passive investment, directly or indirectly, securities of any corporation or other entity engaged in the Business if Seller and its affiliates do not, directly or indirectly, beneficially own in the aggregate more than 15% of the outstanding shares of such entity; and (ii) Seller or its affiliates may own any corporation or other entity engaged in the Business, provided that such Business accounts for neither more than 20% of such entity's consolidated annual revenues nor more than 20% of such entity's consolidated assets.

       SECTION 8.03. Permitted Activities of Seller. Notwithstanding anything in Section 8.02 to the contrary, Seller and its affiliates shall not be prevented from (i) continuing to engage in, conducting or having an ownership interest in any business (including the Widia metalcutting tools business, the Werko and Talbot round tools businesses, the Cimcool and Widacool businesses, the Milpro business and the plastics technologies maintenance, repair and operating (MRO) business of Seller and its subsidiaries) which it currently is engaging in, conducting or in which it currently has an ownership interest (other than the Business), and any reasonable extension or development thereof and (ii) treating the provisions of Section 8.02 as having terminated at the time and to the extent none of Purchaser and its subsidiaries continues to conduct in any material respect the Business.

ARTICLE IX
General Provisions

       SECTION 9.01. Assignment. Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned by either party hereto without the prior written consent of the other party hereto, except that (a) Purchaser may assign its right to purchase the Shares hereunder to one or more of its direct or indirect wholly owned subsidiaries without the prior written consent of Seller and may designate one or more of its direct or indirect wholly owned subsidiaries as the purchaser of any direct or indirect subsidiary of the Acquired Company in accordance with Section 1.01, (b) Seller may assign any rights and obligations hereunder to any of the Seller Entities without the prior written consent of Purchaser and (c) an assignment by operation of law in connection with a merger or consolidation shall not require the consent of the other parties hereto. Notwithstanding the foregoing, each of Seller and Purchaser shall remain primarily liable for all of its obligations under this Agreement. Subject to the first sentence of this Section 9.01, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and no other person shall have any right, obligation or benefit hereunder. Any attempted assignment or transfer in violation of this Section 9.01 shall be void.

       SECTION 9.02. No Third-Party Beneficiaries. Except as provided in Article VII, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

       SECTION 9.03. Expenses. Whether or not the transactions contemplated by this Agreement are consummated, except as otherwise expressly provided herein each party hereto shall be responsible for the payment of its own costs and expenses incurred in connection with the negotiations leading up to and the performance of its respective obligations pursuant to this Agreement and the Ancillary Agreements, including the fees and expenses of any attorneys, accountants, brokers or other advisors employed or retained by or on behalf of such party.

       SECTION 9.04. Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing, shall be sent by facsimile, delivered personally or sent by overnight delivery via an international courier and shall be deemed to have been duly given (a) when sent, if sent by facsimile; provided that the facsimile transmission is promptly confirmed by telephone, (b) when delivered, if delivered personally to the intended recipient and (c) three business days following sending by overnight delivery via an international courier service and, in each case, addressed to a party at the following address for such party:

(i)	if to Seller,

Milacron Inc. 2090 Florence Avenue Cincinnati, OH 45206-2425

	Attention: Facsimile:	General Counsel (513) 487-5969

with a copy to:

Cravath, Swaine & Moore Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475

	Attention: Facsimile:	Mark I. Greene, Esq. (212) 474-3700

(ii)	if to Purchaser,

Sandvik AB SE-811 81 Sandviken Sweden

	Attention: Facsimile:	General Counsel (011) (46) 2626-1086

with a copy to:

Morgan, Lewis & Bockius LLP One Oxford Centre, 32nd Floor Pittsburgh, PA 15219

	Attention: Facsimile:	Marlee S. Myers, Esq. (412) 560-3399

       or to such other address(es) as shall be furnished in writing by any such party to each of the other parties hereto in accordance with the provisions of this Section 9.04.

       SECTION 9.05. Headings; Certain Definitions. (a) The descriptive headings of the several Articles and Sections of this Agreement and the Disclosure Schedule to this Agreement and the Table of Contents to this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to "Articles", "Sections", "Exhibits" or "Schedules" shall be deemed to be references to Articles or Sections hereof or Exhibits or Schedules hereto unless otherwise indicated.

       (b) For all purposes hereof:

       "Acquired Company Material Adverse Effect" means a material adverse effect (i) on the business, financial condition or results of operations of the Acquired Company and its subsidiaries, taken as a whole, or (ii) on the ability of Seller to consummate the Acquisition. For purposes of this Agreement, "Acquired Company Material Adverse Effect" shall exclude any effects to the extent resulting from (A) changes in the United States or foreign economies in general, (B) changes in the Acquired Company's and its subsidiaries' industries in general and not specifically relating to the Acquired Company or its subsidiaries or (C) the announcement or consummation of the sale of the Business by Seller and the purchase of the Business by Purchaser.

       "affiliate" of any party means any person or entity controlling, controlled by or under common control with such party. For the avoidance of doubt, for purposes of Section 8.01(b), an "affiliate" with respect to Purchaser shall not include Seco Tools AB or any of its subsidiaries.

       "business day" shall refer to a day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in the City of New York.

       "$" or "U.S. dollar" means the United States dollar, the currency of the United States.

        "Excluded Liabilities" means any debt, liability, commitment or obligation of any kind or nature whatsoever, whether due or to become due, known or unknown, accrued or fixed, absolute or contingent, or otherwise, whether presently in existence or arising hereafter, arising out or resulting from (i) the assets, business, activities, employees or operations of the subsidiaries and certain other assets to be transferred (i.e., spun out) prior to the Closing from the Acquired Company or its subsidiaries, as contemplated under Section 4.18 and further outlined in Schedule 4.18 or (ii) the consummation of the transactions outlined in Schedule 4.18.

       "including" means including, without limitation.

       "knowledge" means, with respect to Seller, the actual knowledge of Ronald Brown, James Christie, David Dickey, Hugh O'Donnell, Robert Reed, Chuck Lendvoyi, Mark Yonick, Karl Katbi, Rodger Hodge, Brad Baker, John Kline, John Gregg, David Prewitt and Sam Wood.

       "LIBOR" means the annualized rate appearing on Page 3750 of the Dow Jones Market Service (or on any successor or substitute page of such service, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such page of such service) at approximately 11:00 a.m., London time, on the Closing Date, as the rate for deposits in U.S. dollars with a period to maturity of 3 months.

       "person" means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

       "subsidiary" of any person means another person, an amount of voting securities or other voting ownership or voting partnership interests of which that are sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting securities or interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such first person. For the avoidance of doubt, as of the Closing, the only subsidiaries of the Acquired Company shall be Valenite Manufacturing Inc., Valenite U.S.A. Inc., Valenite-Widia Japan Inc., Valenite-Modco Limited, Valenite de Mexico, S.A. de C.V. and Valenite-Modco Commercial Ltda.

       SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered, in person or by telecopier, receipt acknowledged, to the other parties hereto.

       SECTION 9.07. Integrated Contract; Exhibits/Schedules. This Agreement, including the Schedules (and the Introduction thereto) and Exhibits hereto, any written amendments to the foregoing satisfying the requirements of Section 9.12 hereof, the Confidentiality Agreement and the Ancillary Agreements, including the schedules and exhibits thereto, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede any previous agreements and understandings between the parties with respect to such matters. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. There are no restrictions, promises, representations, warranties, agreements or undertakings of either party hereto with respect to the transactions contemplated by this Agreement, the Confidentiality Agreement or the Ancillary Agreements other than those set forth herein or therein or in any other document required to be executed and delivered hereunder or thereunder. In the event of any conflict between the provisions of this Agreement (including the Schedules (and the Introduction thereto) and Exhibits hereto), on the one hand, and the provisions of the Confidentiality Agreement or the Ancillary Agreements (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.

       SECTION 9.08. Severability; Enforcement. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

       SECTION 9.09. Governing Law. This Agreement and any disputes arising under or related thereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the laws of the State of New York, without reference to its conflicts of law principles.

       SECTION 9.10. Consent to Jurisdiction. Each party irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement, any Ancillary Agreement or any transaction contemplated hereby or thereby. Each party agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party's respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 9.10. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, any Ancillary Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

       SECTION 9.11. Waiver of Jury Trial. Each party hereby waives to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, any Ancillary Agreement, any transaction contemplated hereby or any dispute relating hereto. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Ancillary Agreements, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.11.

       SECTION 9.12. Amendments and Waivers. This Agreement may be amended, modified, superseded or cancelled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by or on behalf of each of the parties hereto or, in the case of a waiver, by or on behalf of the party waiving compliance.

       IN WITNESS WHEREOF, each of Seller and Purchaser has duly executed this Agreement as of the date first written above.

MILACRON INC.

By	/s/ Ronald D. Brown

Name: Ronald D. Brown Title: Chairman, President and Chief Executive Officer

SANDVIK AB

by	/s/ Anders Thelin

Name: Anders Thelin Title: President Tooling

by	/s/ Bo Severin

Name: Bo Severin Title: Vice President - General Counsel